(cover)

Oak Hill Financial, Inc.

People driving Performance

2003 Annual Report

(inside front cover)

(map)

ABOUT OAK HILL FINANCIAL, INC.

Oak Hill Financial, Inc. is a financial holding company incorporated under the laws of the State of Ohio and regulated by the Board of Governors of the Federal Reserve System. We operate four subsidiaries: Oak Hill Banks, Action Finance Company, Oak Hill Financial Insurance Agency, Inc., and Oak Hill Title Agency.

Oak Hill Banks is a state-chartered commercial bank regulated by the State of Ohio and insured by the Federal Deposit Insurance Corporation (FDIC) that provides depository, lending, and other financial services to individuals and businesses in southern and central Ohio. Action Finance Company is a consumer finance company licensed by the State of Ohio that provides installment and home equity loans to individuals in southern Ohio. Combined, they operate 26 full-service banking offices, four bank loan production offices, and six consumer finance offices in 15 counties across southern and central Ohio.

Oak Hill Financial Insurance Agency specializes in group health insurance and other employee benefits and services over 350 group plans throughout the same region. Oak Hill Title Agency is a limited liability company that provides title services for commercial and residential real estate transactions.

With a balanced combination of "high-touch" customer service, local management, strong operating controls, and controlled geographic expansion, Oak Hill Financial has grown into one of Ohio's premier independent financial services organizations.

(pages 1 through 48)

(graphs)

PERFORMANCE

(with photos of Kidd and Coffman)

To Our Fellow Shareholders:

On behalf of the employees and directors of Oak Hill Financial, Inc., we are proud to present our Annual Report to Shareholders for the year 2003. We believe it is entirely appropriate that the theme of this year's report is "people driving performance" as our results for 2003 clearly reflect the commitment of our employees to the success of Oak Hill Financial.

Performance

Entering the year, we understood the challenge of trying to follow earnings growth that topped 20% in both 2002 and 2001. Therefore, we are especially pleased to report that Oak Hill Financial and its subsidiaries had another excellent year in 2003.

Driven by strong loan growth, a record year for mortgage originations, and a substantial increase in non-interest income, net earnings from operations increased 15% over the year 2002, operating earnings per diluted share grew 11%, and return on equity from operations was 16.4%. Including various non-operating gains and charges, net earnings were up 22% for the year.

The total return on Oak Hill Financial common stock was 39% in 2002. In 2003, the market continued to reward our earnings performance with an increase in the closing price of our stock from $21.37 on December 31, 2002 to $30.11 on December 31, 2003. When combined with dividends, the increase in the stock price generated a total return to our shareholders of 43% for 2003.

The Year in Review

The company's growth accelerated in 2003, with total loans increasing 16% during the year. The key sector for loan growth was commercial real estate, with loan balances in this category up 42% over the prior year. On the deposit side, we continued to pursue low-cost demand deposits through aggressive sales and marketing efforts, and the balances in these accounts increased substantially.

Our loan growth did not come at the expense of credit quality. Net charge-offs were a low 0.22% of average loans, which is a testament to the soundness of our underwriting standards and the diligence of our credit administration staff.

Although the net interest margin for 2003 was virtually unchanged from the prior year, it was subject to considerable pressure due to the sustained low-rate environment. As the year progressed, the margin began to benefit from our loan growth and the stabilization of loan rates following a long downward trend. At the same time, liability costs continued to decline as older, higher-cost deposits and borrowings were replaced at lower rates. Also, the low-rate environment created the opportunity for the company to utilize longer-term liabilities without negatively impacting the margin.

For the year, non-interest income increased 44% and net interest income was up 7%. In addition to exceptional mortgage banking revenues, we introduced new fee-based services during the year that contributed to the increase in non-interest income, and we managed our expenses carefully. As a result, the increase in revenues outpaced the change in operating expenses arising from our overall balance sheet growth.

To sustain our growth, we continued our program of planned expansion. Oak Hill Banks opened two de novo branches in high-growth areas within the Cincinnati-Dayton corridor. The bank also relocated a branch in Proctorville, Ohio to better take advantage of local market opportunities. In addition, Action Finance opened a new consumer lending office in Athens, Ohio.

Looking Forward

We have aggressive goals for 2004, and the year will not be without its challenges. While we are expecting another strong year for loan growth, the large gain on sale of loans from mortgage refinancing won't be repeated in 2004. Still, we believe that the anticipated increase in net interest income from continued growth can offset the non-interest revenues lost due to the decline in mortgage originations. We remain committed, however, that the pursuit of growth must not jeopardize credit quality.

The net interest margin may continue to experience pressure if rates remain at their current low levels. Nonetheless, we believe that the margin can be maintained at a level sufficient for the company to achieve our earnings objectives.

Overall, our long-term strategy remains unchanged. We will continue to pursue growth through originating adjustable-rate commercial loans, commercial real estate loans and residential mortgage loans; fixed-rate residential mortgage loans and SBA loans for sale in the secondary market; and consumer loans.

Non-interest income growth and diversification of non-interest revenues are also key elements in our strategy. Cross-selling additional services to the company's diverse customer base and expanding the range and penetration of fee-generating services are central to the company's pursuit of non-interest income. In this regard, we are targeting increases in revenues from originating SBA loans, deposit account service charges, title insurance, health insurance, and brokerage services. Also, we now service $256 million in mortgage loans held in the secondary market, up 37% in 2003, which creates a considerable revenue stream going forward.

Finally, we will continue to pursue a simultaneous course of geographic expansion and increased penetration of existing markets. Oak Hill Banks will open a full-service banking office in the Columbus suburb of Grove City that will complement our successful loan production office in that market. The bank is also planning a new branch in Chillicothe, Ohio, which will be our third location in that community.

In Appreciation

We would like to express our heartfelt appreciation to Richard P. LeGrand, who retired at year-end as an Executive Vice President and Director of Oak Hill Financial. Dick served the company with distinction for over 18 years and was the President and CEO of Oak Hill Banks from 1997 to 2001. Dick has been a major contributor to the company's growth and success, and we wish him the very best in his retirement.

People driving Performance

At its heart, the story of Oak Hill Financial is the story of the people who work here - and this report is a celebration of their achievements. Now more than 350 strong, they have made our success in 2003 possible, and we are deeply grateful for their efforts.

Thank you for your investment in Oak Hill Financial, Inc.

(signed)

John D. Kidd
Chairman


(signed)

R. E. Coffman, Jr. President & CEO

PEOPLE DRIVING PERFORMANCE

The continued success of Oak Hill Financial is the direct result of the hard work and dedication of our associates. We are pleased to introduce you to several of these individuals here. Drawn from throughout our organization, they are representative of the more than 350 women and men who combined their talents to make 2003 another record year for Oak Hill Financial.

(with photos of employees)

Parallel Paths

Denise Brown and Lori Michael have a lot in common. Both recently celebrated their 25th anniversaries with Oak Hill Banks, having started within a month of each other in the late 1970s. Both started their careers as tellers. Both worked their way up to manage (at different times) the same branch. Both ultimately earned promotions to Vice President. And both now run banking offices that are among the largest and most profitable in the 26-branch Oak Hill Banks system.

Denise is the manager of our branch in downtown Jackson, Ohio. Lori works 15 miles down the road overseeing our branch in the village of Oak Hill, where the bank was founded in 1902. Their offices are the anchors of our five-branch network in Jackson County, where we are headquartered and where we enjoy a 50% deposit market share.

When Lori and Denise started, Oak Hill Banks had only two banking offices and about $20 million in assets. At the time, the bank had no computers and account records were still maintained in ledger books.

While there certainly have been many changes, Denise thinks one key aspect of her work has stayed the same. "Everything is computerized now, which is much more efficient," she says, "but the most important thing still is giving the customer the best service we possibly can." Lori echoes that sentiment. "If we don't treat our customers right, it doesn't matter how good our computer systems are."

In today's business world, it is rare to find an employee who stays with a company for her entire career. Oak Hill Banks is very fortunate to have many employees who have done just that. Two of the best are Denise Brown and Lori Michael.

Service With A Smile

Being a key customer service contact for 350 group health plans with over 10,000 participants might seem a bit overwhelming, but Renna Geitz takes it all in stride as the Claims and Enrollment Coordinator for Oak Hill Financial Insurance Agency.

With the agency since 1986, Renna serves as a liaison with the major insurance carriers as she assists our group health clients and their employees in resolving issues with insurance claims, group billing, and enrollment.

Explaining the challenges she faces daily, Renna noted, "There are a lot of different issues that can come up. Health care is a complex area, and that makes health insurance a complex area. Regardless of the issue, however, people contact us because they need help, and that's what we focus on - making sure the client is taken care of. We try to be as responsive as we can and take care of their problems quickly."

In 2003, the retention rate on group health plans serviced by Oak Hill Financial Insurance Agency was over 98%. We think the commitment to customer service shown by Renna and her colleagues has a lot to do with that.

A New Town + The Right Person

In 1996, Bob Ward started his career with us running a proof machine on the second floor of our Franklin, Ohio office. In 2003, Bob originated over $30 million in commercial and commercial real estate loans.

In between, he held a number of positions in the Franklin branch, including branch assistant, assistant manager, and manager. At the beginning of 2003, he moved out of branch management and into commercial lending. Shortly thereafter, Bob moved northward from Franklin to our new loan production office in Centerville, a suburb of Dayton.

The new loan office far exceeded our expectations. Then, in late 2003, serendipity struck as a full-service branch location became available in Centerville. The branch was being vacated by another institution, and we were able to obtain the existing banking equipment, fixtures, and furniture. This turnkey situation enabled us to open the new branch within 90 days at a very reasonable cost.

Bob has high expectations for the new branch. "I believe this market holds tremendous potential for us," he says. "There is a lot of development in this area, and we should do very well in both loans and deposits."

Bob Ward's success in Centerville earned him a promotion to Vice President in early 2004.

High Volume

The low interest rates over the past two years created an opportunity that Oak Hill Banks was quick to take advantage of. The bank geared up a coordinated marketing and sales campaign, backed by employee training and incentives, which resulted in a substantial inflow of mortgage applications that continued through most of 2003.

Once the applications were received, the next stop was Karen Adams and her team. As a Vice President and manager of Oak Hill Banks' mortgage processing department, Karen oversees a dedicated staff of underwriters and processors who closed over $227 million in home loans enroute to a record year for mortgage lending.

"I never thought we'd top 2002, but 2003 was an incredible year for us," she said, "Looking back, it's still hard to comprehend the sheer volume of loans we handled. Getting it all done took a lot of hard work by every person in this department."

While she finds her job rewarding, away from the office Karen follows a higher calling. She and her husband, both ordained ministers, recently assumed the pastoral duties at a local church. Karen also conducts faith-based seminars for women and recently completed a missionary trip to the island nation of Grenada. She will be returning to Grenada in 2004 and is planning a missionary trip to Africa in the near future.

At The Summit

Every quarter, the division of Oak Hill Banks that serves southern and central Ohio recognizes the highest performing employees in its branches. Based on various performance measures, the top employees are honored with Summit Awards, signifying outstanding achievement in service to the bank.

In 2003, only one person was a four-time Summit Award winner. She is a teller in our Gallipolis, Ohio branch. Her name is Michelle Saunders.

Tellers are considered for Summit Awards based on a scoring system that measures customer service, teamwork, accuracy, and sales. There are over 60 tellers competing for the Summit Awards, but only the top five or six win.

We have a lot of good people working for us, so winning a Summit Award just once is quite an accomplishment. Winning all four quarters in one year is incredible. What's more incredible is that Michelle just joined us in 2002 and had little prior experience in banking.

According to Margo Swisher, Michelle's former branch manager who worked with her throughout 2003, "Michelle is a great asset to the bank. She's always upbeat, and she's great with customers, Michelle is a real pleasure to work with."

An Alternative View

In the banking industry, anything that customers can put their money in that isn't a deposit account tends to be referred to as an "alternative investment." Stuart Payne has a different perspective.

Stuart is one of three investment representatives working at the bank through our partnership with the PrimeVest Financial Services. Through PrimeVest, Stuart and his colleagues offer brokerage and financial planning services to our large customer base and the general public.

"I don't refer to what we do as `alternative', says Stuart. "If we're going to meet the full range of our customers' financial needs, brokerage and financial planning are essential parts of the mix."

Our brokerage client base and assets under management have grown substantially every year since Stuart joined us at the beginning of 2001. Until 2003, he was our sole investment rep, but the geographic territory was too large, and the opportunities too great, for one person to handle alone.

Stuart is quick to credit his co-workers for the success of the PrimeVest program: "We get a tremendous amount of support from all levels in the bank. Our people listen to their customers and suggest that they talk to an investment rep if it looks like we can help them. Depending on the customer's goals and risk preferences, sometimes our services are appropriate and sometimes it's better if they stick with traditional bank accounts. Regardless, it's all about doing the right thing for the customer."

PrimeVest Financial Services is an independent registered broker/dealer. Securities and insurance products offered by PrimeVest are * not FDIC insured * may go down in value * not financial institution guaranteed * not a deposit * not insured by any federal government agency.

Behind the Scenes

There are a lot of people that make a bank work. The most visible, of course, are the people in the branches, the ones who serve the customers on a daily basis. Supporting them are many people in different functional areas who work behind the scenes to ensure that branch operations run smoothly.

One of the key people behind the scenes at Oak Hill Financial is Melissa Gilliland, our Branch Systems Manager. Melissa is responsible for our new account "platform", which is the automated system through which all deposit and loan accounts at Oak Hill Banks are set up.

Using the automated platform system, the customer service employees in our branches can quickly open new customer accounts. They have to enter the customer's personal information and other data specific to the new account, but most of the account terms are already stored in the system, thus saving considerable set-up time in the branches.

Working with senior management, branch administration, marketing, compliance, and data processing, Melissa keeps all of our account information current. Whenever a new type of account is set up or the rates or other terms for any of our accounts are changed, Melissa implements the changes on the platform system for the branches to use.

Melissa brings her considerable branch experience to bear when making decisions about the platform. She joined Oak Hill Banks as a teller in 1988 and held several branch positions during the next 12 years before taking over the platform system in 2000.

Two Heads Are Better Than One

Oak Hill Banks' John Cornett and Micheal Lander share a unique responsibility in a rather unique organization. John and Mike both hold the title of Senior Lender, a position that is usually reserved for one person in most community banks.

When our Towne Bank subsidiary was merged into Oak Hill Banks in late 2002, we decided to treat our operations in the Cincinnati-Dayton region served by Towne as an autonomous division. We wanted to keep decision-making at the local level so that our people would retain the ability to act quickly on credit requests and respond to local market conditions.

John has responsibility for lending in southern and central Ohio, while Mike heads up the loan department in the Cincinnati-Dayton region. Together, they oversee a loan portfolio that has doubled in size in five years, fueled by an aggressive business development program focused on commercial and commercial real estate loans. Each has a dedicated team of commercial loan officers and credit administration specialists, and their combined efforts resulted in over $100 million in loan growth - a 16% increase - in 2003.

"I think the structure has worked well," says Mike, "and the relative independence of each region has been a big plus in meeting the needs of the local markets."

"We work separately on most of our loans, but together on larger credits and policy issues," adds John. "We also call on each other for advice when either of us needs a fresh perspective on a loan."

A Change of Direction

Connie Hendren had a successful 23-year career with a large regional bank in Logan, Ohio. Active and well-known in her community, her position was secure and brought her recognition and respect among her local peers. In 1999, she quit to accept a new position. The job? Managing a branch that hadn't been built yet for a bank she had never heard of.

According to Connie, "Someone at Oak Hill Banks who also used to be with my former employer called and said `Connie, you've got to talk with these guys. It's a completely different environment than what you're used to.' To make a long story short, I agreed to talk, and before I knew it I had a new job."

Connie opened a loan production office for Oak Hill Banks in Logan in 1999. The rapid success of that office led to the opening of a new full-service branch in 2001 - a branch that continues to be an excellent performer under Connie's leadership.

"After 23 years with one bank, I was more than a little apprehensive about making a change. Since I came here, though, I've never looked back. This is a true community bank. I can really stay close to my customers here, and I love every minute of it."

Community Involvement

We are very proud that many of our employees are active in their local communities. Our people devote a considerable amount of their personal time to working with various community groups, service organizations, and charitable causes.

Jason Leyda's involvement in the community of Blue Ash, a Cincinnati suburb that is home to a large branch of Oak Hill Banks, is representative of the commitment our people have to the cities and towns that they serve.

Jason's list of community activities is long and varied. He is a board member of the Blue Ash Business Association and was Blue Ash's 2003 chairman for the Action Auction, a fundraiser for public television. Jason was able to get local businesses to donate over 80 items that were auctioned during the event.

Jason also serves on the "Taste of Blue Ash" committee. An annual festival, Taste of Blue Ash is one of the top five community events in the Cincinnati area. National musical acts and local cuisine highlight the three-day event, which attracts an estimated 300,000 people each year.

Finally, Jason is a member of Blue Ash Revitalization, Inc., whose mission statement reads, in part, "To improve the quality of life . . . within various neighborhoods of the City of Blue Ash . . ." Certainly, the volunteer work that Jason does contributes to a better quality of life in his community.

Jason joined Oak Hill Banks in 1996. He is currently the bank's Treasury Management Officer in the Cincinnati-Dayton region and was promoted to Vice President in early 2004.

The Night Shift

Combined, Oak Hill Financial and its subsidiaries have more than 350 employees. At the time of day when most of them are getting ready to head for home, Pam Mercer's workday is just getting started.

Pam is a clerk on the night shift in our data processing department, where she and her co-workers are responsible for completing the processing of each day's transactions and updating our financial records.

Although she is a native of our headquarters community of Jackson, Ohio, Pam nevertheless took a roundabout path to our EDP department. After graduating from high school, she lived in North Carolina for several years. In 1974, she opened a campground in Wytheville, Virginia. For almost 25 years, she divided her time between operating the campground and a part-time position as a bookkeeper for a district office of the Presbyterian Church.

Returning to Jackson in 2000 to care for her elderly mother, Pam was looking for a job whose schedule would allow her to take her mother to her doctor's appointments and bridge games. The night shift in the EDP department was a perfect fit. She's found there are other benefits as well. Pam explains, "It's actually a very peaceful work environment. All we hear is the sound of the equipment running."

The Coach

Jackson, Ohio has a reputation as a football town. The Jackson High School Ironmen have a long tradition of winning, with numerous conference championships and several trips to the state playoffs to their credit. One of the reasons for Jackson's success in high school football is the instruction and experience that its players get starting in the third grade.

Jackson has a popular and well-run football program for youth in grades 3 through 6 - a program that is near and dear to George Humphreys, manager of the Action Finance Company office in Portsmouth, Ohio. George's father founded the program in 1986 and still oversees it with help from George and his brother. For twelve weeks every year, George devotes his evenings and weekends to the youth football program.

"It's very rewarding working with the kids, and it's also a lot of fun," says George. "We teach them more than plays and football skills. We also try to teach them the importance of teamwork and the value of practice and hard work."

George started playing football in the first grade and has loved the game from day one. In high school, his athletic accomplishments earned him all-league recognition in both football and baseball.

Oak Hill Financial, Inc.
Selected Consolidated Financial Information

                                                                    At or For the Year Ended December 31,
                                                      -------------------------------------------------------------------
                                                        2003          2002          2001           2000            1999
-------------------------------------------------------------------------------------------------------------------------
SUMMARY OF FINANCIAL CONDITION (1)
Total assets                                          $938,281      $833,629      $778,332      $ 694,905       $ 600,330
Interest-bearing deposits and federal funds sold         1,285         5,699        11,929            442           4,516
Investment securities                                   79,545        83,789        78,981         61,427          53,485
Loans receivable - net (2)                             811,021       701,944       646,081        599,086         507,969
Deposits                                               717,821       663,813       612,204        562,414         488,743
Federal Home Loan Bank (FHLB) advances
     and other borrowings                              135,352        99,358       104,860         77,595          60,852
Stockholders' equity                                    79,928        66,881        56,349         50,224          48,025

SUMMARY OF OPERATIONS (1)
Interest income                                       $ 55,170      $ 57,222      $ 59,704      $  54,579       $  45,251
Interest expense                                        20,468        24,724        30,777         29,505          22,416
-------------------------------------------------------------------------------------------------------------------------
     Net interest income                                34,702        32,498        28,927         25,074          22,835
Provision for losses on loans                            3,347         2,757         2,591          2,263           2,432
-------------------------------------------------------------------------------------------------------------------------
     Net interest income after provision for
          losses on loans                               31,355        29,741        26,336         22,811          20,403
Gain on sale of loans                                    4,489         2,358         1,385            174             477
Gain on sale of branch                                      --           122           900             --              --
Gain (loss) on sale of assets                              333           331            27           (328)         (2,141)
Insurance commissions                                    2,827         2,457         2,203          2,090           1,720
Other income                                             3,889         2,845         2,676          2,498           2,068
General, administrative and other expense (3)(4)        24,049        22,663        20,672         17,734          16,335
-------------------------------------------------------------------------------------------------------------------------
     Earnings before federal income tax                 18,844        15,191        12,855          9,511           6,192
Federal income taxes                                     6,266         4,851         4,133          3,174           2,098
-------------------------------------------------------------------------------------------------------------------------
Net earnings                                          $ 12,578      $ 10,340      $  8,722      $   6,337       $   4,094
=========================================================================================================================

PER SHARE INFORMATION (5)
Basic earnings per share                              $   2.29      $   1.94      $   1.66      $    1.17       $     .75
Book value per share                                  $  14.34      $  12.46      $  10.70      $    9.51       $    8.74

Oak Hill Financial, Inc.
Selected Consolidated Financial Information

                                                                   At or For the Year Ended December 31,
                                                      ---------------------------------------------------------------
                                                        2003          2002          2001          2000          1999
---------------------------------------------------------------------------------------------------------------------
OTHER STATISTICAL AND OPERATING DATA
Return on average assets                                 1.45%         1.26%         1.20%         0.99%         0.72%
Return on average equity                                17.08         16.76         16.45         12.98          8.51
Net interest margin (fully-taxable equivalent)           4.19          4.18          4.17          4.06          4.20
Interest rate spread during period                       3.81          3.75          3.56          3.40          3.64
General, administrative and other expense
     to average assets                                   2.77          2.77          2.85          2.76          2.85
Allowance for loan losses to nonperforming loans       133.46        125.29        160.00        250.90        192.40
Allowance for loan losses to total loans                 1.32          1.29          1.28          1.19          1.19
Nonperforming loans to total loans                       0.99          1.03          0.80          0.47          0.62
Nonperforming assets to total assets                     0.93          0.88          0.87          0.45          0.56
Net charge-offs to average loans                         0.22          0.28          0.23          0.22          0.20
Equity to assets at period end                           8.52          8.02          7.24          7.23          8.00
Dividend payout ratio                                   23.67         25.31         26.69         33.68         43.74

----------
(1) Oak Hill Financial, Inc. (the "Company") completed a merger with Innovative Financial Services, Inc. ("IFS") on August 31, 2001. IFS was renamed Oak Hill Financial Insurance Agency, Inc. and conducts business as McNelly, Patrick and Associates ("MPA"). The transaction was initiated prior to July 1, 2001 and was accounted for as a pooling-of-interests. Accordingly, the financial statements as of and for the years ended December 31, 1999 and 2000 have previously been restated as if the merger had occurred on January 1, 1999.

(2)   Includes loans held for sale.

(3) General, administrative and other expense for 1999 includes $1.1 million in pre-tax expenses incurred pursuant to the merger with Towne Financial Corporation and its subsidiary, The Blue Ash Building and Loan Company, on October 1, 1999.

(4) General, administrative and other expense for 2001 includes $259,000 in pre-tax expenses incurred pursuant to the merger with MPA.

(5) Per share information gives retroactive effect to the issuance of 917,361 shares in the Towne transaction and the issuance of 172,414 shares in the MPA transaction.

Oak Hill Financial, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations

OVERVIEW

Oak Hill Financial, Inc. (the "Company") is a financial holding company the principal assets of which have been its ownership of Oak Hill Banks ("Oak Hill"), Towne Bank ("Towne"), (collectively "Banks"), Action Finance Company ("Action") and McNelly, Patrick and Associates ("MPA"). Accordingly, the Company's results of operations are primarily dependent upon the results of operations of its subsidiaries.

      During 2002, the Board of Directors of the Company, Oak Hill and Towne approved a business plan whereby the Banks merged on November 30, 2002 into a single bank charter under the name Oak Hill Banks. Hereinafter, the term "Oak Hill" describes the preexisting individual banks owned by the Company.

      Oak Hill conducts a general commercial banking business that consists of attracting deposits from the general public and using those funds to originate loans for commercial, consumer, and residential purposes. Action is a consumer finance company that originates installment and home equity loans. MPA is an insurance agency specializing in group health insurance and other employee benefits.

      Oak Hill's and Action's profitability depend primarily on their net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates paid on these balances. Additionally, and to a lesser extent, profitability is affected by such factors as the level of non-interest income and expenses, the provision for losses on loans, and the effective tax rate. Other income consists primarily of service charges and other fees and income from the sale of loans. General, administrative and other expenses consist of compensation and benefits, occupancy-related expenses, franchise taxes, and other operating expenses.

      On August 31, 2001, the Company combined with Innovative Financial Services Agency, Inc. ("IFS") in a transaction whereby IFS became a wholly-owned subsidiary of the Company. IFS is an insurance agency specializing in group health insurance and other employee benefits in southern and central Ohio. IFS was renamed Oak Hill Financial Insurance Agency, Inc. and conducts business as McNelly, Patrick and Associates ("MPA"). The transaction was initiated prior to July 1, 2001 and was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements have previously been restated to reflect the effects of the business combination as of January 1, 1999. Pursuant to the merger agreement, the Company issued 172,414 shares of common stock in exchange for the shares of IFS.

      On September 30, 2001, the Company formed Oak Hill Title Agency, LLC ("Oak Hill Title"), in conjunction with a law firm, to provide title services for commercial and residential real estate transactions. Oak Hill Title commenced operations in January 2002.

      Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of the Company as of and for the years ended December 31, 2003 and 2002. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere in this report.

FORWARD LOOKING STATEMENTS

In the following pages, management presents an analysis of the Company's financial condition as of December 31, 2003, and the results of operations for the year ended December 31, 2003, as compared to prior periods. In addition to this historical information, the following discussion and other sections of this Annual Report contain forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Company's general market area. Without limiting the foregoing, some of the forward-looking statements include management's establishment of an allowance for loan losses, and its statements regarding the adequacy of such allowance for loan losses, and management's belief that the allowance for loan losses is adequate.

Oak Hill Financial, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use judgements in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following critical accounting policies are based upon judgements and assumptions by management that include inherent risks and uncertainties.

      Allowance for Losses on Loans: The balance in this account is an accounting estimate of probable but unconfirmed asset impairment that has occurred in the Company's loan portfolio as of the date of the consolidated financial statements before losses have been confirmed resulting in a subsequent charge-off or write-down. It is the Company's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions of the certain items, including:

      o     Local market areas and national economic developments;

      o     Levels of and trends in delinquencies and impaired loans;

      o     Levels of and trends in recoveries of prior charge-offs;

      o Adverse situations that may affect specific borrowers' ability to repay;

      o     Effects of any changes in lending policies and procedures;

      o     Credit concentrations;

      o Experience, ability, and depth of lending management and credit administration staff;

      o     Volume and terms of loans; and

      o     Current collateral values, where appropriate.

      When the collection of a loan becomes doubtful, or otherwise troubled, the Company records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

      The Company accounts for its allowance for losses on loans in accordance with SFAS No. 5, "Accounting for Contingencies," and SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Both Statements require the Company to evaluate the collectibility of both contractual interest and principal loan payments. SFAS No. 5 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated. SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans' observable market price or fair value of the collateral.

      A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one-to-four family residential loans, consumer installment loans and credit card loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. These homogeneous loan groups are evaluated for impairment in accordance with SFAS No. 5. With respect to the Company's investment in commercial and other loans, and its evaluation of impairment thereof, management believes such loans are adequately collateralized and as a result impaired loans are carried as a practical expedient at the lower of cost or fair value.

      It is the Company's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a

Oak Hill Financial, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations

minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

      Mortgage Servicing Rights: Mortgage servicing rights are accounted for pursuant to the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that the Company recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

      The mortgage servicing rights recorded by the Company, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value of the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

      SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be amortized in proportion to and over the period of estimated net servicing income and assessed for impairment. Impairment is measured based on fair value. The valuation of mortgage servicing rights is influenced by market factors, including servicing volumes and market prices, as well as management's assumptions regarding mortgage prepayment speeds and interest rates. Management utilizes periodic third-party valuations by qualified market professionals to evaluate the fair value of its capitalized mortgage servicing assets.

FINANCIAL CONDITION

The Company's total assets amounted to $938.3 million as of December 31, 2003, an increase of $104.7 million, or 12.6%, over the $833.6 million total at December 31, 2002. The increase was funded primarily through growth in deposits of $54.0 million, an increase of $36.8 million in FHLB advances and an increase in stockholders' equity of $13.0 million.

      Cash and due from banks, federal funds sold, and investment securities, including mortgage-backed securities, decreased by $8.4 million, or 7.7%, to a total of $100.1 million at December 31, 2003, compared to December 31, 2002. Investment securities decreased by $4.2 million, as maturities and repayments of $32.0 million and sales of $7.3 million exceeded purchases of $36.8 million. Federal funds sold decreased by $5.4 million during 2003.

      Loans receivable totaled $811.0 million at December 31, 2003, an increase of $109.1 million, or 15.5%, over total loans at December 31, 2002. Loan disbursements totaled $621.4 million during 2003, which were partially offset by loan sales of $176.5 million and principal repayments of $330.7 million during 2003. Loan disbursements and sales volume increased by $123.1 million and $67.3 million, respectively, as compared to 2002 volume. The continued low interest rate environment during 2003 contributed to the overall increases in loan origination and sales volume, as borrowers refinanced loans to lower interest rates and Oak Hill generally sold such lower interest rate loans in the secondary market. Growth in the loan portfolio during 2003 was comprised of a $122.3 million, or 31.2%, increase in commercial and other loans, which were partially offset by a $10.6 million, or 4.3%, decrease in real estate mortgage loans. The Company's allowance for loan losses totaled $10.8 million at December 31, 2003, an increase of $1.7 million, or 18.5%, over the total at December 31, 2002. The allowance for loan losses represented 1.32% and 1.29% of the total loan portfolio at December 31, 2003 and 2002, respectively. Net charge-offs totaled $1.7 million and $2.0 million for the years ended December 31, 2003 and 2002, respectively. The Company's allowance represented 133.5% and 125.3% of nonperforming loans, which totaled $8.1 million and $7.3 million at December 31, 2003 and 2002, respectively. At December 31, 2003, nonperforming loans were comprised of $1.6 million in installment loans, $4.2 million of loans secured primarily by commercial real estate and $2.3 million of loans secured by one-to-four family residential real estate. In management's opinion, all nonperforming loans were adequately collateralized or reserved for at December 31, 2003.

Oak Hill Financial, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations

      Deposits totaled $717.8 million at December 31, 2003, an increase of $54.0 million, or 8.1%, over the $663.8 million total at December 31, 2002. The increase resulted primarily from new brokered deposits and management's marketing efforts to attract demand deposits. Brokered deposits continued to be an integral part of the Company's overall funding strategy due to competitive rates and lower operational costs compared with retail deposits. Brokered deposits totaled $93.6 million with a weighted-average cost of 3.04% at December 31, 2003, as compared to the $49.1 million in brokered deposits with a 4.35% weighted-average cost at December 31, 2002. Proceeds from deposit growth were used primarily to fund loan originations.

      Advances from the Federal Home Loan Bank totaled $122.9 million at December 31, 2003, an increase of $36.8 million, or 42.8%, over the December 31, 2002 total. In recognition of the continued low interest rate environment during 2003, management obtained generally longer term and lower cost advances in 2003 compared to the maturities and cost of advances obtained from the Federal Home Loan Bank during 2002. Proceeds from the Federal Home Loan Bank advances were used primarily to fund loan originations during the period.

      In March 2000, a Delaware statutory business trust owned by the Company (the "Trust"), issued $5.0 million of mandatorily redeemable debt securities. The debt securities issued by the Trust are included in the Company's regulatory capital, specifically as a component of Tier I capital. The proceeds from the issuance of the subordinated debentures and common securities were used by the Trust to purchase from the Company $5.0 million of subordinated debentures maturing on March 8, 2030. The subordinated debentures are the sole asset of the Trust, and the Company owns all of the common securities of the Trust. Interest payments on the debt securities are to be made semi-annually at an annual fixed rate of interest of 10.875% and are reported as a component of interest expense on borrowings.

      The Company's stockholders' equity amounted to $79.9 million at December 31, 2003, an increase of $13.0 million, or 19.5%, over the balance at December 31, 2002. The increase resulted primarily from net earnings of $12.6 million and proceeds from options exercised of $2.9 million, which were partially offset by a decrease in the unrealized gain on securities, net of tax, totaling $291,000 and $3.0 million in dividends declared on common stock.

SUMMARY OF EARNINGS

The table on page __ shows for each category of interest-earning assets and interest-bearing liabilities, the average amount outstanding, the interest earned or paid on such amount, and the average rate earned or paid for the years ended December 31, 2003, 2002 and 2001. The table also shows the average rate earned on all interest-earning assets, the average rate paid on all interest-bearing liabilities, the interest rate spread, and the net interest margin for the same periods.

      Changes in net interest income are attributable to either changes in average balances (volume change) or changes in average rates (rate change) for interest-earning assets and interest-bearing liabilities. Volume change is calculated as change in volume times the old rate, while rate change is calculated as change in rate times the old volume. The table below indicates the dollar amount of the change attributable to each factor. The rate/volume change, the change in rate times the change in volume, is allocated between the volume change and the rate change at the ratio each component bears to the absolute value of their total.

Oak Hill Financial, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations

RATE/VOLUME TABLE

                                                                        Year Ended December 31,
                                               -----------------------------------------------------------------------------
                                                         2003 vs. 2002                              2002 vs. 2001
                                               -----------------------------------       -----------------------------------
                                                   Increase (decrease) due to                Increase (decrease) due to
(In thousands)                                 Volume          Rate         Total         Volume         Rate         Total
----------------------------------------------------------------------------------------------------------------------------
Interest income attributable to:
     Loans receivable                          $ 4,693       $(5,352)      $  (659)      $ 5,563       $(7,931)      $(2,368)
     Investment securities                        (506)         (796)       (1,302)        1,139          (969)          170
     Federal funds sold                            (79)          (33)         (112)          (29)         (129)         (158)
     Interest-earning deposits with banks            9            (1)            8           (13)          (10)          (23)
----------------------------------------------------------------------------------------------------------------------------
          Total interest income                $ 4,117       $(6,182)      $(2,065)      $ 6,660       $(9,039)      $(2,379)
============================================================================================================================
Interest expense attributable to:
Deposits:
     Savings accounts                          $    29       $  (219)      $  (190)      $    71       $  (360)      $  (289)
     NOW accounts                                   (2)         (363)         (365)          585            54           638
     Money market deposit accounts                   2           (54)          (52)          (25)          (80)         (104)
     Premium & select investments                   35          (472)         (437)         (158)       (1,263)       (1,421)
     Certificates of deposit                       503        (3,536)       (3,033)        1,748        (6,634)       (4,886)
Borrowings                                         711          (890)         (179)          788          (779)            9
----------------------------------------------------------------------------------------------------------------------------
          Total interest expense               $ 1,278       $(5,534)      $(4,256)      $ 3,009       $(9,062)      $(6,053)
============================================================================================================================
Increase in net interest income                                            $ 2,191                                   $ 3,674
============================================================================================================================

Oak Hill Financial, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations

AVERAGE BALANCE AND INTEREST RATES

                                                                      Year Ended December 31,
                                      ----------------------------------------------------------------------------------------
                                                  2003                         2002                           2001
                                      ----------------------------  ----------------------------  ----------------------------
                                                Interest                     Interest             Interest
                                       Average   Income/   Average  Average   Income/    Average   Average    Income/  Average
(Dollars in thousands)                 Balance   Expense    Rate    Balance   Expense      Rate    Balance    Expense    Rate
------------------------------------------------------------------------------------------------------------------------------
Interest earnings assets:
     Loans receivable                 $754,519  $ 52,138    6.91%   $690,544  $ 52,797     7.65%   $623,486  $ 55,165   8.85%
     Investment securities              84,277     3,551    4.21      92,580     4,853     5.24      72,687     4,683   6.44
     Federal funds sold                    699         7    1.00       7,499       119     1.59       8,472       277   3.27
     Interest-earning deposits           1,508        18    1.19         230        10     4.35         476        33   6.93
----------------------------------------------------------------------------------------------------------------------------
          Total interest-
                earnings assets        841,003    55,714    6.62     790,853    57,779     7.31     705,121    60,158   8.53
Non-interest earning assets             27,003                        27,459                         20,524
                                      --------                      --------                       --------
          Total assets                $868,006                      $818,312                       $725,645
                                      ========                      ========                       ========

Interest-bearing liabilities:
Deposits:
     Savings accounts                 $ 47,385       295    0.62    $ 43,588        485    1.11    $ 39,612       774   1.95
     NOW accounts                       61,200       839    1.37      62,003      1,204    1.94      32,315       566   1.75
     Money market deposit accounts       7,993        56    0.70       7,951        108    1.36       9,080       212   2.33
     Premium & select investments       71,848       812    1.13      69,657      1,249    1.79      74,399     2,670   3.59
     Certificates of deposit           422,905    13,575    3.21     409,656     16,608    4.05     376,833    21,494   5.70
Borrowings                             117,328     4,891    4.17     101,818      5,070    4.98      87,151     5,061   5.81
----------------------------------------------------------------------------------------------------------------------------
          Total interest-bearing
               liabilities             728,659    20,468    2.81     694,673     24,724    3.56     619,390    30,777   4.97
                                                ----------------              -----------------              ---------------
Non interest-bearing
     liabilities                        35,706                        61,962                        53,222
Stockholders' equity                    73,641                        61,677                        53,033
                                      --------                      --------                      --------
          Total liabilities and
               stockholders' equity   $868,006                      $818,312                      $725,645
                                      ========                      ========                      ========

Net interest income and
     interest rate spread                       $ 35,246    3.81%             $  33,055    3.75%             $ 29,381   3.56%
                                                ================              =================              ===============
Net interest margin (1)                                     4.19%                          4.18%                        4.17%
                                                          ======                         ======                       ======
Average interest-earning
     assets to average
     interest-bearing liabilities                         115.42%                        113.85%                      113.84%
                                                          ======                         ======                       ======

Adjustment of interest
     income to a tax-equivalent
     basis on tax-exempt:
          Loans and investment
               securities                       $    544                      $     557                      $    454
                                                ========                      =========                      ========

(1) The net interest margin is net interest income divided by average interest-earning assets.

Oak Hill Financial, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003 AND
2002

General. Net earnings for the year ended December 31, 2003 totaled $12.6 million, a $2.2 million, or 21.6%, increase over 2002 net earnings. The increase in earnings resulted primarily from a $2.2 million increase in net interest income and a $3.4 million increase in other income, which were partially offset by a $590,000 increase in the provision for losses on loans, a $1.4 million increase in general, administrative and other expense, and a $1.4 million increase in the provision for federal income taxes.

Net Interest Income. Total interest income for the year ended December 31, 2003, amounted to $55.2 million, a decrease of $2.1 million, or 3.6%, from the total recorded for 2002. Interest income on loans totaled $52.0 million, a decrease of $651,000, or 1.2%, from the 2002 period. This decrease resulted primarily from a 74 basis point decrease in the average fully-taxable equivalent yield, to 6.91% in 2003 from 7.65% in 2002, which was partially offset by a $64.0 million, or 9.3%, increase in the weighted-average ("average") portfolio balance, to a total of $754.5 million in 2003. Interest income on investment securities and other interest-earning assets decreased by $1.4 million, or 30.7%. The decrease resulted primarily from an 83 basis point decrease in the average fully-taxable equivalent yield, to 4.13% in 2003, coupled with a $13.8 million, or 16.0%, decrease in the average portfolio balance, to a total of $86.5 million in 2003.

      Total interest expense amounted to $20.5 million for the year ended December 31, 2003, a decrease of $4.3 million, or 17.2%, from the total recorded in 2002. Interest expense on deposits decreased by $4.1 million, or 20.7%, to a total of $15.6 million in 2003. The decrease resulted primarily from a 77 basis point decrease in the average cost of deposits, to 2.55% in 2003, which was partially offset by an $18.5 million, or 3.1%, increase in the average portfolio balance, to a total of $611.3 million in 2003. Interest expense on borrowings decreased by $179,000, or 3.5%, during 2003. This decrease was due to an 81 basis point decrease in the average cost of borrowings, to 4.17% in 2003, which was partially offset by a $15.5 million, or 15.2%, increase in average borrowings outstanding. The decrease in the level of yields on interest-earning assets and the cost of interest-bearing liabilities was primarily due to the overall decrease in interest rates in the economy throughout 2003 and 2002.

      As a result of the foregoing changes in interest income and interest expense, net interest income increased by $2.2 million, or 6.8%, for the year ended December 31, 2003, as compared to 2002. The interest rate spread increased by 6 basis points to 3.81% in 2003, compared to 3.75% in 2002. The fully-taxable equivalent net interest margin increased by 1 basis point from, 4.18% in 2002 to 4.19% in 2003.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company's market area and other factors related to the collectibility of the Company's loan portfolio. As a result of such analysis, management recorded a $3.3 million provision for losses on loans for the year ended December 31, 2003, an increase of $590,000, or 21.4%, compared to 2002. The provision for losses on loans in 2003 was predicated upon the $110.8 million of growth in the gross loan portfolio, net charge-offs in 2003 of $1.7 million and an increase of $823,000 in nonperforming loans from $7.3 million in 2002 to $8.1 million at December 31, 2003.

      Although management believes that it uses the best information available in providing for possible loan losses and believes that the allowance is adequate at December 31, 2003, future adjustments to the allowance could be necessary and net earnings could be affected if circumstances and/or economic conditions differ substantially from the assumptions used in making the initial determinations.

Other Income. Other income totaled $11.5 million for the year ended December 31, 2003, an increase of $3.4 million, or 42.2%, over the 2002 amount. This increase resulted primarily from a $2.1 million, or 90.4%, increase in gain on sale of loans, a $1.0 million, or 36.7%, increase in service fees, charges, and other operating income, and a $370,000, or 15.1%, increase in insurance commissions, which were partially offset by a $122,000 gain on sale of branches recorded in 2002. The increase in gain on sale of loans resulted from an increase in the volume of loans sold year-to-year. The increase in insurance commissions was due primarily to increased premiums realized on sales of group health insurance. The increase in service fees, charges and other income was due primarily to an increase in overdraft fees totaling $1.3 million over the total recorded in 2002, as a result of a new overdraft protection program implemented in late March 2003.

      Although the Company anticipates that non-interest income overall will be less in 2004 compared to 2003, and the gain on sale of one-to-four family residential loans will be substantially lower, increases are expected for 2004 in gain on sales of commercial loans originated under the

Oak Hill Financial, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations

Small Business Administration's ("SBA") 504 loan program and the guaranteed portion of commercial loans originated under the SBA 7(a) program, as well as deposit account service charges, title insurance, health insurance, and brokerage services.

General, Administrative and Other Expense. General, administrative and other expense totaled $24.0 million for the year ended December 31, 2003, an increase of $1.4 million, or 6.1%, over the 2002 total. The increase resulted primarily from a $1.1 million, or 8.2%, increase in employee compensation and benefits, an $843,000, or 14.2%, increase in other operating expenses and an increase of $477,000, or 19.6%, in occupancy and equipment, which were partially offset by a $640,000 decrease in franchise taxes and a $367,000 decrease in merger-related expenses. The increase in employee compensation and benefits resulted primarily from increased staffing levels required in connection with the establishment of new branch locations, additional management staffing and normal merit increases. The increase in other operating expense resulted primarily from a $259,000 increase in credit and collection expenses associated with increased lending volume and delinquency levels, a $188,000 increase in consulting fees, which are based upon the increase in overdraft fees, an $82,000 increase in expenses related to minority ownership interests in Oak Hill Title, a $26,000 increase in insurance commissions paid and a $43,000 increase in computer and PC software costs. The remaining increase of $245,000, or 4.1%, was due to pro-rata increases in other operating expenses attendant to the Company's overall growth year-to-year. The increase in occupancy and equipment expense was due primarily to a $153,000, or 26.1%, increase in rent expense, a $110,000, or 26.7%, increase in maintenance contracts and a $189,000, or 23.7%, increase in depreciation expense year-to-year. The increases in rent and depreciation expenses are attributable to new office locations, coupled with increased rents year-to-year. The decrease in franchise taxes was attributable to a one-time tax savings for 2003 resulting from the previously mentioned Oak Hill-Towne merger in 2002. The decrease in merger-related expenses was due to $367,000 incurred in connection with the Oak Hill-Towne merger.

Federal Income Taxes. The provision for federal income taxes amounted to $6.3 million for the year ended December 31, 2003, an increase of $1.4 million, or 29.2%, over the $4.9 million recorded in 2002. The increase resulted primarily from a $3.7 million, or 24.0%, increase in earnings before taxes and the increase in tax rates attendant to the Company's level of pre-tax income. The effective tax rates were 33.3% and 31.9% for the years ended December 31, 2003 and 2002, respectively.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND
2001

General. Net earnings for the year ended December 31, 2002 totaled $10.3 million, a $1.6 million, or 18.6%, increase over 2001 net earnings. The increase in earnings resulted primarily from a $3.6 million increase in net interest income and a $922,000 increase in other income, which were partially offset by a $166,000 increase in the provision for losses on loans, a $2.0 million increase in general, administrative and other expense, and a $718,000 increase in the provision for federal income taxes.

Net Interest Income. Total interest income for the year ended December 31, 2002, amounted to $57.2 million, a decrease of $2.5 million, or 4.2%, from the $59.7 million recorded for 2001. Interest income on loans totaled $52.7 million, a decrease of $2.4 million, or 4.3%, from the 2001 period. This decrease resulted primarily from a 120 basis point decrease in the average fully-taxable equivalent yield, to 7.65% in 2002 from 8.85% in 2001, which was partially offset by a $67.1 million, or 10.8%, increase in the weighted-average ("average") portfolio balance, to a total of $690.5 million in 2002. Interest income on investment securities and other interest-earning assets decreased by $127,000, or 2.7%. The decrease resulted primarily from a 115 basis point decrease in the average fully-taxable equivalent yield, to 4.97% in 2002, which was partially offset by an $18.7 million, or 22.9%, increase in the average portfolio balance, to a total of $100.3 million in 2002.

      Total interest expense amounted to $24.7 million for the year ended December 31, 2002, a decrease of $6.1 million, or 19.7%, from the $30.8 million recorded in 2001. Interest expense on deposits decreased by $6.1 million, or 23.6%, to a total of $19.7 million in 2002. The decrease resulted primarily from a 151 basis point decrease in the average cost of deposits, to 3.32% in 2002, which was partially offset by a $60.6 million, or 11.4%, increase in the average portfolio balance, to a total of $592.9 million in 2002. Interest expense on borrowings increased by $9,000, or 0.2%, during 2002. This increase was due to a $14.7 million, or 16.8%, increase in average borrowings outstanding, which was partially offset by an 83 basis point decrease in the average cost of borrowings, to 4.98% in 2002. The decrease in the level of yields on interest-earning assets and the cost of interest-bearing liabilities was primarily due to the overall decrease in interest rates in the economy throughout 2002 and 2001.

      As a result of the foregoing changes in interest income and interest expense, net interest income increased by $3.6 million, or 12.3%, for the year ended December 31, 2002, as compared to 2001. The interest rate spread increased by 19 basis points to 3.75% in 2002, compared to

Oak Hill Financial, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations

3.56% in 2001. The fully-taxable equivalent net interest margin increased by 1 basis point from, 4.17% in 2001 to 4.18% in 2002.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company's market area and other factors related to the collectibility of the Company's loan portfolio. As a result of such analysis, management recorded a $2.8 million provision for losses on loans for the year ended December 31, 2002, an increase of $166,000, or 6.4%, compared to 2001. The provision for losses on loans in 2002 was predicated upon the $56.7 million of growth in the gross loan portfolio and an increase of $2.1 million in nonperforming loans from $5.2 million in 2001 to $7.3 million at December 31, 2002.

Other Income. Other income totaled $8.1 million for the year ended December 31, 2002, an increase of $922,000, or 12.8%, over the 2001 amount. This increase resulted primarily from a $973,000, or 70.3%, increase in gain on sale of loans, a $169,000, or 6.3%, increase in service fees, charges, and other operating income and a $254,000, or 11.5%, increase in insurance commissions, which were partially offset by a $778,000 decrease in the gain on sale of branches.

General, Administrative and Other Expense. General, administrative and other expense totaled $22.7 million for the year ended December 31, 2002, an increase of $2.0 million, or 9.6%, over the 2001 total. The increase resulted primarily from a $1.4 million, or 11.7%, increase in employee compensation and benefits, a $140,000, or 2.4%, increase in other operating expenses, an increase of $344,000, or 16.5%, in occupancy and equipment and a $108,000, or 41.7%, increase in merger-related expenses.

      The increase in employee compensation and benefits resulted primarily from increased staffing levels required in connection with the establishment of new branch locations, additional management staffing and normal merit increases. The increase in other operating expense resulted primarily from an increase in costs associated with an EDP upgrade and related training expenditures totaling $246,000, which was partially offset by a $143,000 decrease in professional fees unrelated to merger transactions. The remaining increase of $37,000, or 26.4%, was due to pro-rata increases in other operating expenses attendant to the Company's overall growth year-to-year. The increase in occupancy and equipment expense was due primarily to a $130,000, or 28.3%, increase in rent expense, a $220,000 increase in maintenance contracts associated with the previously mentioned EDP upgrade, and a $20,000, or 13.8%, increase in maintenance and repairs to buildings and equipment, which were partially offset by a $26,000, or 3.2%, decrease in depreciation expense year-to-year. The increase in merger-related expenses was due to $367,000 incurred in connection with the previously mentioned Oak Hill-Towne merger in 2002, compared to $259,000 incurred in connection with the MPA merger in 2001.

Federal Income Taxes. The provision for federal income taxes amounted to $4.9 million for the year ended December 31, 2002, an increase of $718,000, or 17.4%, over the $4.1 million recorded in 2001. The increase resulted primarily from a $2.3 million, or 18.2%, increase in earnings before taxes. The effective tax rates were 31.9% and 32.2% for the years ended December 31, 2002 and 2001, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Like other financial institutions, the Company must ensure that sufficient funds are available to meet deposit withdrawals, loan commitments, and expenses. Control of the Company's cash flow requires the anticipation of deposit flows and loan payments. The Company's primary sources of funds are deposits, borrowings and principal and interest payments on loans. The Company uses funds from deposit inflows, proceeds from borrowings and principal and interest payments on loans primarily to originate loans, and to purchase short-term investment securities and interest-bearing deposits.

      At December 31, 2003, the Company had $214.3 million of certificates of deposit maturing within one year. It has been the Company's historic experience that such certificates of deposit will be renewed with Oak Hill at market rates of interest. It is management's belief that maturing certificates of deposit over the next year will similarly be renewed with the Oak Hill at market rates of interest without a material adverse effect on the results of operations.

      In the event that certificates of deposit cannot be renewed at prevalent market rates, the Company can obtain up to $155.2 million in advances from the Federal Home Loan Bank of Cincinnati (FHLB). Also, as an operational philosophy, the Company seeks to obtain advances to help with asset/liability management and liquidity. At December 31, 2003, the Company had $122.9 million of outstanding FHLB advances.

      The Company engages in off-balance sheet credit-related activities that could require the Company to make cash payments in the event that specified future events occur. The contractual amounts of these activities represent

Oak Hill Financial, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations

the maximum exposure to the Company. However, certain off-balance sheet commitments are expected to expire or be only partially used; therefore, the total amount of commitments does not necessarily represent future cash requirements. These off-balance sheet activities are necessary to meet the financing needs of the Company's customers. At December 31, 2003, the Company had total off-balance sheet contractual commitments consisting of $35.9 million in loan commitments, or loans committed but not closed, $117.6 million in unused lines of credit and letters of credit totaling $12.0 million. Funding for these amounts is expected to be provided by the sources described above. Management believes the Company has adequate resources to meet its normal funding requirements.

      The table below details the amount of loan commitments, unused lines of credit and letters of credit outstanding at December 31, 2003, by expiration period:

                             One year         Two to          After
(In thousands)                or less      three years     three years        Total
------------------------------------------------------------------------------------
Loan commitments              $35,920        $    --        $     --        $ 35,920
Unused lines of credit         45,455         12,391          59,765         117,611
Letters of credit               1,648            400          10,000          12,048
------------------------------------------------------------------------------------
                              $83,023        $12,791        $ 69,765        $165,579
====================================================================================

Oak Hill Financial, Inc.
Consolidated Financial Statements

                                   TABLE OF CONTENTS

                                   Financial Condition ....................   __

                                   Earnings ...............................   __

                                   Stockholders' Equity ...................   __

                                   Comprehensive Income ...................   __

                                   Cash Flows .............................   __

                                   Notes ..................................   __

Oak Hill Financial, Inc.
Consolidated Statements of Financial Condition

                                                                                          December 31,
                                                                                  ---------------------------
(In thousands, except share data)                                                    2003              2002
-------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                           $  20,390         $  19,118
Federal funds sold                                                                      123             5,540
Investment securities designated as available for sale - at market                   75,886            81,214
Investment securities held to maturity - at cost (approximate market value
     of $3,583 and $2,522 at December 31, 2003 and 2002, respectively)                3,659             2,575
Loans receivable - net                                                              810,827           700,699
Loans held for sale - at lower of cost or market                                        194             1,245
Office premises and equipment - net                                                  12,192            10,266
Federal Home Loan Bank stock - at cost                                                5,998             5,764
Real estate acquired through foreclosure                                                585                --
Accrued interest receivable on loans                                                  2,942             3,026
Accrued interest receivable on investment securities                                    495               600
Goodwill - net                                                                          413               413
Prepaid expenses and other assets                                                     2,474             2,249
Prepaid federal income taxes                                                          1,514               381
Deferred federal income taxes                                                           589               539
-------------------------------------------------------------------------------------------------------------
                    TOTAL ASSETS                                                  $ 938,281         $ 833,629
=============================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
     Demand                                                                       $  66,712         $  61,847
     Savings and time deposits                                                      651,109           601,966
-------------------------------------------------------------------------------------------------------------
                    Total deposits                                                  717,821           663,813
Securities sold under agreement to repurchase                                         4,365             5,553
Advances from the Federal Home Loan Bank                                            122,887            86,055
Notes payable                                                                         3,100             2,750
Guaranteed preferred beneficial interests in the Corporation's
     junior subordinated debentures                                                   5,000             5,000
Accrued interest payable and other liabilities                                        5,180             3,577
-------------------------------------------------------------------------------------------------------------
                    Total liabilities                                               858,353           766,748
Stockholders' equity
     Common stock - $.50 stated value; authorized 15,000,000 shares,
          5,594,228 shares issued                                                     2,797             2,797
     Additional paid-in capital                                                       5,704             5,113
     Retained earnings                                                               70,844            61,236
     Treasury stock (21,542 and 225,020 shares at December 31, 2003 and
          2002, respectively - at cost)                                                (332)           (3,471)
     Accumulated comprehensive income:
          Unrealized gain on securities designated as available for sale,
               net of related tax effects                                               915             1,206
-------------------------------------------------------------------------------------------------------------
                    Total stockholders' equity                                       79,928            66,881
-------------------------------------------------------------------------------------------------------------
                    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $ 938,281         $ 833,629
=============================================================================================================

The accompanying notes are an integral part of these statements.

Oak Hill Financial, Inc.
Consolidated Statements of Earnings

                                                                                      Year Ended December 31,
                                                                              ----------------------------------------
(In thousands, except share data)                                               2003            2002             2001
----------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
     Loans                                                                    $52,009        $ 52,660         $ 55,015
     Investments
          U.S. Government and agency securities                                 1,862           3,095            3,026
          Obligations of state and political subdivisions                         771             815              590
          Other securities                                                        503             523              763
          Federal funds sold                                                        7             119              277
          Interest-bearing deposits                                                18              10               33
----------------------------------------------------------------------------------------------------------------------
               Total interest income                                           55,170          57,222           59,704
INTEREST EXPENSE
     Deposits                                                                  15,577          19,654           25,716
     Borrowings                                                                 4,891           5,070            5,061
----------------------------------------------------------------------------------------------------------------------
               Total interest expense                                          20,468          24,724           30,777
----------------------------------------------------------------------------------------------------------------------
               Net interest income                                             34,702          32,498           28,927
Less provision for losses on loans                                              3,347           2,757            2,591
----------------------------------------------------------------------------------------------------------------------
               Net interest income after provision for losses on loans         31,355          29,741           26,336
OTHER INCOME
     Service fees, charges and other operating                                  3,889           2,845            2,676
     Insurance commissions                                                      2,827           2,457            2,203
     Gain on sale of loans                                                      4,489           2,358            1,385
     Gain on sale of securities                                                   314             315               43
     Gain on sale of branch                                                        --             122              900
     Gain (loss) on sale of real estate                                            19              16              (16)
----------------------------------------------------------------------------------------------------------------------
               Total other income                                              11,538           8,113            7,191
GENERAL, ADMINISTRATIVE AND OTHER EXPENSE
     Employee compensation and benefits                                        14,201          13,123           11,744
     Occupancy and equipment                                                    2,910           2,433            2,089
     Federal deposit insurance premiums                                           104             109              131
     Franchise taxes                                                               69             709              667
     Other operating                                                            6,765           5,922            5,782
     Merger-related expenses                                                       --             367              259
----------------------------------------------------------------------------------------------------------------------
               Total general, administrative and other expense                 24,049          22,663           20,672
----------------------------------------------------------------------------------------------------------------------
               Earnings before federal income taxes                            18,844          15,191           12,855
FEDERAL INCOME TAXES
     Current                                                                    6,166           5,078            4,224
     Deferred                                                                     100            (227)             (91)
----------------------------------------------------------------------------------------------------------------------
               Total federal income taxes                                       6,266           4,851            4,133
----------------------------------------------------------------------------------------------------------------------
               NET EARNINGS                                                   $12,578        $ 10,340         $  8,722

======================================================================================================================
               EARNINGS PER SHARE
                    Basic                                                     $  2.29        $   1.94         $   1.66
======================================================================================================================
                    Diluted                                                   $  2.23        $   1.90         $   1.65
======================================================================================================================

The accompanying notes are an integral part of these statements.

Oak Hill Financial, Inc.
Consolidated Statements of Stockholders' Equity

                                                           For the Years Ended December 31, 2003, 2002 and 2001
                                           ----------------------------------------------------------------------------------------
                                                                                                         Unrealized
                                                                                                       gains (losses)
                                                                                                       on securities
                                                        Additional                                       designated
                                           Common         paid-in         Retained        Treasury      as available
(In thousands, except share data)           stock         capital         earnings          stock         for sale           Total
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2001                  $2,793        $ 5,040         $ 47,105         $(4,680)        $   (34)        $ 50,224
Sale of treasury stock                          --             --               --             480              --              480
Issuance of 27,825 shares under
     stock option plan                           4             74               --             223              --              301
Dividends declared of $.443 per share           --             --           (2,321)             --              --           (2,321)
Repurchase of 73,050 shares                     --             --               --          (1,030)             --           (1,030)
Unrealized losses on securities
     designated as available for sale,
     net of related tax effects                 --             --               --              --             (27)             (27)
Net earnings for the year                       --             --            8,722              --              --            8,722
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                 2,797          5,114           53,506          (5,007)            (61)          56,349
Issuance of 98,313 shares under
     stock option plan                          --             (1)              --           1,536              --            1,535
Dividends declared of $.491 per share           --             --           (2,610)             --              --           (2,610)
Unrealized gains on securities
     designated as available for sale,
     net of related tax effects                 --             --               --              --           1,267            1,267
Net earnings for the year                       --             --           10,340              --              --           10,340
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002                 2,797          5,113           61,236          (3,471)          1,206           66,881
Issuance of 203,478 shares under
     stock option plan                          --            591               --           3,139              --            3,730
Dividends declared of $.542 per share           --             --           (2,970)             --              --           (2,970)
Unrealized losses on securities
     designated as available for sale,
     net of related tax effects                 --             --               --              --            (291)            (291)
Net earnings for the year                       --             --           12,578              --              --           12,578
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2003                $2,797        $ 5,704         $ 70,844         $  (332)        $   915         $ 79,928
===================================================================================================================================

The accompanying notes are an integral part of these statements.

Oak Hill Financial, Inc.
Consolidated Statements of Comprehensive Income

                                                                                               Year Ended December 31,
                                                                                      -----------------------------------------
(In thousands)                                                                          2003             2002            2001
-------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                          $ 12,578         $ 10,340         $ 8,722
Other comprehensive income, net of tax:
     Unrealized gains (losses) on securities designated as available for sale, net of taxes (benefits) of $(47), $760 and $1 in 2003, 2002 and
          2001, respectively                                                               (87)           1,475               1
     Reclassification adjustment for realized gains included in net earnings, net of taxes of $110, $107 and $15 in
          2003, 2002 and 2001, respectively                                               (204)            (208)            (28)
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                  $ 12,287         $ 11,607         $ 8,695
-------------------------------------------------------------------------------------------------------------------------------
Accumulated comprehensive income                                                      $    915         $  1,206         $   (61)
===============================================================================================================================

The accompanying notes are an integral part of these statements.

Oak Hill Financial, Inc.
Consolidated Statements of Cash Flows

                                                                                             Year Ended December 31,
                                                                                   ---------------------------------------------
(In thousands)                                                                       2003              2002              2001
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                                       $  12,578         $  10,340         $   8,722
Adjustments to reconcile net earnings to net cash provided by
     (used in) operating activities:
          Depreciation and amortization                                                  985               651               823
          Gain on sale of securities                                                    (314)             (315)              (43)
          Amortization of premiums and discounts on investment
              securities - net                                                         1,310               949               464
          Amortization of mortgage servicing rights                                    1,222               602               467
          Proceeds from sale of loans in secondary market                            178,542           110,247            75,769
          Loans disbursed for sale in secondary market                              (175,411)         (108,764)          (76,541)
          Gain on sale of loans                                                       (2,080)           (1,091)             (682)
          Gain on disposition of assets                                                  (15)             (138)             (884)
          Amortization of deferred loan origination costs                                  1               195               342
          Federal Home Loan Bank stock dividends                                        (234)             (270)             (375)
          Provision for losses on loans                                                3,347             2,757             2,591
          Amortization of goodwill                                                        --                --                33
          Tax benefit of stock options exercised                                         802               266                 2
          Increase (decrease) in cash due to changes in:
               Prepaid expenses and other assets                                        (225)             (874)             (630)
               Accrued interest receivable                                               189               195               392
               Accrued interest payable and other liabilities                          1,603              (457)             (814)
               Federal income taxes
                  Current                                                             (1,133)           (1,442)            1,651
                  Deferred                                                               100              (227)              (91)
--------------------------------------------------------------------------------------------------------------------------------
                     Net cash provided by operating activities                        21,267            12,624            11,196

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
    Loan disbursements                                                              (445,612)         (389,543)         (301,241)
    Principal repayments on loans                                                    330,329           331,494           250,646
    Principal repayments on mortgage-backed securities designated
         as available for sale                                                        31,230            16,708            12,839
    Proceeds from sale of investment securities designated
         as available for sale                                                         7,573            31,711            32,533
    Proceeds from sale of investment securities designated
         as held to maturity                                                              --             2,011             1,493
    Proceeds from maturity of investment securities                                      780             5,170             7,317
    Proceeds from disposition of assets                                                   64               371             1,504
    Purchase of investment securities designated as available for sale               (35,678)          (58,079)          (72,203)
    Purchase of investment securities designated as held-to-maturity                  (1,098)           (1,050)               --
    (Increase) decrease in federal funds sold - net                                    5,417             6,111           (11,574)
    Purchase of McNelly Insurance Agency                                                  --               (97)               --
    Purchase of Federal Home Loan Bank stock                                              --              (138)               --
    Purchase of office premises and equipment                                         (2,960)           (1,756)           (1,305)
--------------------------------------------------------------------------------------------------------------------------------
                        Net cash used in investing activities                       (109,955)          (57,087)          (79,991)
--------------------------------------------------------------------------------------------------------------------------------
                        Net cash used in operating and investing activities
                             (balance carried forward)                               (88,688)          (44,463)          (68,795)
--------------------------------------------------------------------------------------------------------------------------------

Oak Hill Financial, Inc.
Consolidated Statements of Cash Flows

                                                                                       Year Ended December 31,
                                                                           -----------------------------------------------
(In thousands)                                                                 2003              2002              2001
--------------------------------------------------------------------------------------------------------------------------
                Net cash used in operating and investing activities
                     (balance brought forward)                             $   (88,688)        $ (44,463)        $ (68,795)
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
    Proceeds (repayments) from securities sold under agreement
       to repurchase                                                            (1,188)            2,335             3,075
    Net increase in deposit accounts                                            54,008            51,609            49,790
    Proceeds from Federal Home Loan Bank advances                            2,738,024           164,961           609,645
    Repayment of Federal Home Loan Bank advances                            (2,701,192)         (172,848)         (585,855)
    Proceeds from notes payable                                                  3,050                --               400
    Repayment of notes payable                                                  (2,700)              (50)               --
    Dividends on common shares                                                  (2,970)           (2,610)           (2,321)
    Purchase of treasury stock                                                      --                --            (1,030)
    Proceeds from sale of treasury stock                                            --                --               480
    Proceeds from issuance of shares under stock option plan                     2,928             1,269               299
--------------------------------------------------------------------------------------------------------------------------
                Net cash provided by financing activities                       89,960            44,666            74,483
--------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                        1,272               203             5,688
Cash and cash equivalents at beginning of year                                  19,118            18,915            13,227
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                   $    20,390         $  19,118         $  18,915
==========================================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid during the year for:
         Federal income taxes                                              $     6,474         $   4,874         $   2,634
==========================================================================================================================
         Interest on deposits and borrowings                               $    20,463         $  24,974         $  31,551
==========================================================================================================================

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:
    Unrealized gains (losses) on securities designated as
         available for sale, net of related tax effects                    $      (291)        $   1,267         $     (27)
==========================================================================================================================
    Recognition of mortgage servicing rights in
         accordance with SFAS No. 140                                      $     2,409         $   1,267         $     703
==========================================================================================================================
    Transfer from loans to real estate acquired through foreclosure        $     1,447         $      --         $   1,654
==========================================================================================================================
    Issuance of loans upon sale of real estate acquired
         though foreclosure                                                $       862         $   1,760         $      --
==========================================================================================================================

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
    Issuance of note payable in connection with the purchase of
         McNelly Insurance Agency                                          $        --         $     100         $      --
==========================================================================================================================
    Acquisition of treasury stock in exchange for stock options            $       165         $      23         $      --
==========================================================================================================================

The accompanying notes are an integral part of these statements.

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For Years Ended December 31, 2003, 2002 and 2001

NOTE A -- SUMMARY OF ACCOUNTING POLICIES

Oak Hill Financial, Inc. (the "Company") is a financial holding company the principal assets of which have been its ownership of Oak Hill Banks ("Oak Hill"), Towne Bank ("Towne"), (collectively "Banks"), Action Finance Company ("Action") and McNelly, Patrick and Associates ("MPA"). Accordingly, the Company's results of operations are primarily dependent upon the results of operations of its subsidiaries.

      During 2002, the Board of Directors of the Company, Oak Hill and Towne approved a business plan whereby the Banks merged on November 30, 2002 into a single bank charter under the name Oak Hill Banks. Hereinafter, the consolidated financial statements use the term "Oak Hill" to describe the preexisting individual banks owned by the Company.

      Oak Hill conducts a general commercial banking business in southern and central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for commercial, consumer and residential purposes. Action is a consumer finance company that originates installment and home equity loans. Oak Hill's and Action's profitability are significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) and the interest expense paid on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Oak Hill and Action can be significantly influenced by a number of competitive factors, such as governmental monetary policy, that are outside of management's control.

      On August 31, 2001, the Company combined with Innovative Financial Services Agency, Inc. ("IFS") in a transaction whereby IFS became a wholly-owned subsidiary of the Company. IFS is an insurance agency specializing in group health insurance and other employee benefits in southern and central Ohio. IFS was renamed Oak Hill Financial Insurance Agency, Inc. and conducts business as McNelly, Patrick and Associates ("MPA"). The transaction was initiated prior to July 1, 2001 and was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements have previously been restated to reflect the effects of the business combination as of January 1, 2001. Pursuant to the merger agreement, the Company issued 172,414 shares of common stock in exchange for the shares of IFS.

      On September 30, 2001, the Company formed Oak Hill Title Agency, LLC ("Oak Hill Title"), in conjunction with a law firm, to provide title services for commercial and residential real estate transactions. Oak Hill Title commenced operations in January 2002.

      The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

      The following is a summary of the Company's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Oak Hill, Action, MPA and Oak Hill Title. All intercompany balances and transactions have been eliminated.

2. Investment Securities

The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held to maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to stockholders' equity.

      Realized gains and losses on sales of securities are recognized using the specific identification method.

3. Loans Receivable

Loans held in portfolio are stated at the principal amount outstanding, adjusted for premiums and discounts on loans purchased and sold and the allowance for loan losses. Premiums and discounts on loans purchased and sold are

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For Years Ended December 31, 2003, 2002 and 2001

amortized and accreted to operations using the interest method over the average life of the underlying loans.

      Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

      Loans held for sale are carried at the lower of cost or market, determined in the aggregate. Loans held for sale are identified at the point of origination. In computing lower of cost or market, deferred loan origination fees are deducted from the principal balance of the related loan. All loan sales are made without further recourse to Oak Hill. At December 31, 2003 and 2002, loans held for sale were carried at cost.

      Oak Hill generally retains servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. Mortgage servicing rights are accounted for pursuant to the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that Oak Hill recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

      The mortgage servicing rights recorded by Oak Hill, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value of the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

      SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be amortized in proportion to and over the period of estimated net servicing income and assessed for impairment. Impairment is measured based on fair value. The valuation of mortgage servicing rights is influenced by market factors, including servicing volumes and market prices, as well as management's assumptions regarding mortgage prepayment speeds and interest rates. Management utilizes periodic third-party valuations by qualified market professionals to evaluate the fair value of its capitalized mortgage servicing assets.

      Oak Hill recorded amortization related to mortgage servicing rights totaling approximately $1.2 million, $602,000 and $467,000 for the years ended December 31, 2003, 2002 and 2001, respectively. At December 31, 2003 and 2002, the carrying value of Oak Hill's mortgage servicing rights, which approximated their fair value, totaled $3.0 million and $1.8 million, respectively.

4. Loan Origination and Commitment Fees

The Company accounts for loan origination fees and costs in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, all loan origination fees received, net of certain direct origination costs, are deferred on a loan-by-loan basis and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs.

      Fees received for loan commitments are deferred and amortized over the life of the related loan using the interest method.

5. Allowance for Loan Losses

It is the Company's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions in certain items including, but not limited to, the level of delinquent and specific problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions in Oak Hill's primary market areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Company records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For Years Ended December 31, 2003, 2002 and 2001

      The Company maintains its allowance for loan losses in accordance with SFAS No. 5, "Accounting for Contingencies," and SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Both statements require the Company to evaluate the collectibility of interest and principal loan payments. SFAS No. 5 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans' observable market price or fair value of the collateral.

      A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one-to-four family residential loans, consumer installment loans and credit card loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. These homogeneous loan groups are evaluated for impairment on a collective basis. With respect to the Company's investment in commercial and other loans, and its evaluation of impairment thereof, management believes such loans are adequately collateralized and as a result impaired loans are carried as a practical expedient at the lower of cost or fair value.

      It is the Company's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

      The Company had $4.0 million of impaired loans, as defined under SFAS No. 114, at December 31, 2003. The Company maintained an allowance for credit losses related to such impaired loans of $982,000 at December 31, 2003. The Company had no impaired loans, as defined under SFAS No. 114, at December 31, 2002.

6. Office Premises and Equipment

Depreciation and amortization are provided on the straight-line and accelerated methods over the estimated useful lives of the assets, estimated to be ten to fifty years for buildings and improvements and three to twenty-five years for furniture, fixtures and equipment.

7. Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. The loan loss allowance is charged for any write down in the loan's carrying value to fair value at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are considered. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

8. Federal Income Taxes

The Company accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

      The Company's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, capitalized mortgage servicing rights, certain components of retirement expense and the allowance for loan losses. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

9. Goodwill

For years prior to 2002, goodwill arising from an acquisition was amortized to operations through 2001 using the straight-line method over a fifteen-year period. It was management's policy to periodically evaluate the carrying value of intangible assets in relation to the continuing

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For Years Ended December 31, 2003, 2002 and 2001

earnings capacity of the acquired assets and assumed liabilities.

      In January 2002, MPA purchased McNelly Insurance Agency, a local property and casualty insurance agency, for consideration of $100,000 in cash and a $100,000 note payable. This purchase resulted in an increase in goodwill of $197,000.

      In June 2001, the Financial Accounting Standards Board issued SFAS No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. Goodwill has been assigned to Oak Hill and MPA as the reporting units that are expected to benefit from the goodwill.

      The Company evaluated the unamortized goodwill balance of $413,000 during 2003 and 2002 in accordance with the provisions of SFAS No. 142 via independent third-party appraisal. The evaluation showed no indication of impairment. The adoption of SFAS No. 142 has resulted in the elimination of annual goodwill amortization of approximately $33,000.

10. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

      The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 2003 and 2002.

      Cash and due from banks. The carrying amounts presented in the consolidated statements of financial condition for cash and due from banks are deemed to approximate fair value.

      Federal funds sold. The carrying amounts presented in the consolidated statements of financial condition for federal funds sold are deemed to approximate fair value.

      Investment securities. For investment securities, fair value is deemed to equal the quoted market price.

      Loans receivable. The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential real estate, multi-family residential real estate, commercial, installment and other. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

      Federal Home Loan Bank stock. The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

      Deposits. The fair value of NOW accounts, savings accounts, demand deposits, money market deposits and other transaction accounts is deemed to approximate the amount payable on demand at December 31, 2003 and 2002. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

      Advances from the Federal Home Loan Bank. The fair value of advances from the Federal Home Loan Bank has been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities.

      Securities sold under agreement to repurchase. The carrying amounts of securities sold under agreements to repurchase are deemed to approximate fair value.

      Notes payable. The fair value of notes payable has been estimated using discounted cash flow analysis, based on the interest rates currently offered for notes of similar remaining maturities.

      Subordinated debentures. The fair value of the Corporation's subordinated debentures has been estimated using discounted cash flow analysis, based on the interest rates currently offered for instruments of similar remaining maturities.

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For Years Ended December 31, 2003, 2002 and 2001

      Commitments to extend credit. For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at December 31, 2003 and 2002 was not material.

      Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments are as follows:

                                                                               December 31,
                                                          --------------------------------------------------------
                                                                    2003                            2002
                                                          ------------------------        ------------------------
                                                          Carrying          Fair          Carrying          Fair
(In thousands)                                              value           value           value           value
------------------------------------------------------------------------------------------------------------------
Financial assets
     Cash and due from banks                              $ 20,390        $ 20,390        $ 19,118        $ 19,118
     Federal funds sold                                        123             123           5,540           5,540
     Investment securities                                  79,545          79,469          83,789          83,736
     Loans receivable                                      811,021         822,684         701,944         706,445
     Federal Home Loan Bank stock                            5,998           5,998           5,764           5,764
------------------------------------------------------------------------------------------------------------------
                                                          $917,077        $928,664        $816,155        $820,603
==================================================================================================================

Financial liabilities
     Deposits                                             $717,821        $717,574        $663,813        $664,294
     Advances from the Federal Home Loan Bank              122,887         129,336          86,055          86,280
     Securities sold under agreement to repurchase           4,365           4,365           5,553           5,553
     Notes payable                                           3,100           3,110           2,750           2,750
     Subordinated debentures                                 5,000           6,138           5,000           5,192
------------------------------------------------------------------------------------------------------------------
                                                          $853,173        $860,523        $763,171        $764,069
==================================================================================================================

11. Earnings per Share

Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the year. Diluted earnings per common share is computed including the dilutive effect of additional potential common shares issuable under stock option. The computations were as follows for the years ended December 31:

                                                                          2003              2002             2001
--------------------------------------------------------------------------------------------------------------------
Weighted-average common shares outstanding (basic)                      5,487,436        5,317,313         5,243,952
Dilutive effect of assumed exercise of stock options                      139,855          121,285            42,002
--------------------------------------------------------------------------------------------------------------------
Weighted-average common shares outstanding (diluted)                    5,627,291        5,438,598         5,285,954
====================================================================================================================

      Options to purchase 68,000, 1,000 and 420,875 shares of common stock with a respective weighted-average exercise price of $30.46, $21.85 and $17.11 were outstanding at December 31, 2003, 2002 and 2001, respectively, but were excluded from the computation of common share equivalents for those respective years because their exercise prices were greater than the average market price of the common shares.

12. Stock Option Plan

The Company has a stock option plan that provides for grants of options of up to 1,200,000 authorized, but unissued shares of its common stock. The Company

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For Years Ended December 31, 2003, 2002 and 2001

accounts for its stock option plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

      The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

(In thousands)                       2003               2002               2001
----------------------------------------------------------------------------------
Net earnings
     As reported                  $   12,578         $   10,340         $    8,722
     Stock-based
       compensation, net
       of tax                           (114)              (128)              (313)
==================================================================================
     Pro forma                    $   12,464         $   10,212         $    8,409
==================================================================================

Basic earnings per share
     As reported                  $     2.29         $     1.94         $     1.66
     Stock-based
       compensation, net
       of tax                          (0.02)             (0.02)             (0.06)
==================================================================================
     Pro forma                    $     2.27         $     1.92         $     1.60
==================================================================================

Diluted earnings per share
     As reported                  $     2.23         $     1.90         $     1.65
     Stock-based
       compensation, net
       of tax                          (0.02)             (0.02)             (0.06)
==================================================================================
     Pro forma                    $     2.21         $     1.88         $     1.59
==================================================================================

      The fair value of each option granted is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001: dividend yield of 2.3% for 2003 and 2002 and 2.8% for 2001; expected volatility of 41.5%, 30.0% and 10.0% for 2003, 2002 and 2001, respectively; risk-free interest rates of 3.38%, 4.00% and 4.50% for 2003, 2002 and 2001, respectively and expected lives of 4 years for 2003 and 10 years for 2002 and 2001.

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For Years Ended December 31, 2003, 2002 and 2001

      A summary of the status of the Company's Stock Option Plan as of December 31, 2003, 2002 and 2001 and changes during the years ended on those dates is presented below:

                                                              2003                       2002                     2001
                                                     ------------------------   ------------------------  ----------------------
                                                                   Weighted-                 Weighted-                 Weighted-
                                                                    average                   average                   average
                                                                   exercise                  exercise                  exercise
                                                       Shares        price       Shares        price       Shares        price
--------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                       718,717      $15.35       821,401      $15.02        709,176     $14.82
Granted                                                 68,000      $30.46         1,000       21.85        157,550      15.05
Exercised                                             (210,820)     $14.77      (101,284)      12.73        (27,825)      8.67
Forfeited                                               (3,500)     $15.05        (2,400)      14.96        (17,500)     16.98
------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                             572,397      $17.36       718,717      $15.35        821,401     $15.02
==============================================================================================================================
Options exercisable at year-end                        503,730                   640,842                    653,019
==============================================================================================================================
Weighted-average fair value of
     options granted during the year                                $ 9.31                    $ 7.25                    $ 2.34
==============================================================================================================================

      The following information applies to options outstanding at December 31, 2003:

Range of                                             Number
exercise prices                                   outstanding
-------------------------------------------------------------
$ 2.79 - $ 4.19                                        2,672
$ 4.20 - $ 6.30                                           --
$ 6.31 - $ 9.47                                       19,850
$ 9.48 - $14.22                                       15,000
$14.23 - $21.35                                      465,875
$21.36 - $30.46                                       69,000
------------------------------------------------------------
Total                                                572,397
============================================================
Weighted-average exercise price                       $17.36
============================================================
Weighted-average remaining contractual life        7.8 years
============================================================

13. Capitalization

The Company's authorized capital stock includes 1,500,000 shares of $.01 per share par value voting preferred stock and 1,500,000 shares of $.01 per share par value non-voting preferred stock. No preferred shares have been issued at December 31, 2003 and 2002.

14. Advertising

Advertising costs are expensed when incurred. The Company's advertising expense totaled $437,000, $423,000, and $393,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

15. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents are comprised of cash and due from banks.

16. Reclassifications

Certain prior year amounts have been reclassified to conform to the 2003 consolidated financial statement presentation.

17. Effects of Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company adopted SFAS No. 146 effective January 1, 2003, as required, without material effect on the Company's financial condition or results of operations.

      In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For Years Ended December 31, 2003, 2002 and 2001

stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company adopted SFAS No. 148 effective January 1, 2003, as required, without material effect on the Company's financial condition or results of operations.

      In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. The Bank has financial letters of credit which require the Bank to make payment if the customer's financial condition deteriorates, as defined in the agreements. FIN 45 requires the Bank to record a liability generally equal to fees received for these letters of credit when guaranteeing obligations. FIN 45 applies prospectively to guarantees the Bank issues or modifies subsequent to December 31, 2002.

      The maximum potential undiscounted amount of future payments of these letters of credit as of December 31, 2003 is $12.0 million. Such letters of credit have terms of one through five years. Amounts due under these letters of credit would be reduced by any proceeds that the Bank would be able to obtain in liquidating the collateral for the loans, which varies depending on the customer.

      In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company adopted FIN 46 effective July 1, 2003, as required without material effect on its financial condition or results of operations.

      In April 2003 the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" which clarifies certain implementation issues raised by constituents and amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to include the conclusions reached by the FASB on certain FASB Staff Implementation Issues that, while inconsistent with Statement 133's conclusions, were considered by the Board to be preferable; amends SFAS No. 133's discussion of financial guarantee contracts and the application of the shortcut method to an interest-rate swap agreement that includes an embedded option and amends other pronouncements.

      The guidance in Statement 149 is generally effective for new contracts entered into or modified after June 30, 2003 and for hedging relationships designated after that date.

      Management adopted SFAS No. 149 effective July 1, 2003, as required, without a material effect on the Company's financial position or results of operations.

      In May 2003 the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS No. 150 requires an issuer to classify certain financial instruments as liabilities, including mandatorily redeemable preferred and common stocks.

      SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003 (July 1, 2003 as to the Company). The effect of adopting SFAS No. 150 must be recognized as a cumulative effect of an accounting change as of the beginning of the period of adoption. Restatement of prior periods is not permitted. Management adopted SFAS No. 150 effective July 1, 2003, as required, without material effect on the Company's financial position or results of operations.

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For Years Ended December 31, 2003, 2002 and 2001

NOTE B - INVESTMENT SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investment securities at December 31 are shown below.

                                                                                  2003
                                                           ------------------------------------------------------
                                                                            Gross          Gross        Estimated
                                                           Amortized     unrealized     unrealized        fair
(In thousands)                                               cost           gains         losses          value
-----------------------------------------------------------------------------------------------------------------
Held to maturity:
     Trust preferred securities due after ten years         $ 3,659        $    83        $   159        $ 3,583
================================================================================================================
Available for sale:
     U.S. Government and agency obligations                 $57,836        $   760        $   106        $58,490
     Obligations of state and political subdivisions         16,539            752             80         17,211
     Other securities                                           125             81             21            185
----------------------------------------------------------------------------------------------------------------
          Total securities available for sale               $74,500        $ 1,593        $   207        $75,886
================================================================================================================

                                                                                   2002
                                                           ------------------------------------------------------
                                                                            Gross          Gross        Estimated
                                                           Amortized     unrealized     unrealized        fair
(In thousands)                                               cost           gains         losses          value
-----------------------------------------------------------------------------------------------------------------
Held to maturity:
     Trust preferred securities due after ten years         $ 2,575        $    --        $    53        $ 2,522
================================================================================================================
Available for sale:
     U.S. Government and agency obligations                 $63,534        $ 1,266        $     2        $64,798
     Obligations of state and political subdivisions         15,729            604             76         16,257
     Other securities                                           123             36        $    --            159
----------------------------------------------------------------------------------------------------------------
          Total securities available for sale               $79,386        $ 1,906        $    78        $81,214
================================================================================================================

      The amortized cost and estimated fair value of investment securities designated as available for sale, by term to maturity at December 31 are shown below.

                                                                     2003                          2002
                                                           ------------------------      ------------------------
                                                                          Estimated                     Estimated
                                                           Amortized        fair         Amortized        fair
(In thousands)                                               cost           value          cost           value
-----------------------------------------------------------------------------------------------------------------
Due in three years or less                                  $ 5,060        $ 5,109        $ 7,783        $ 8,036
Due after three years through five years                      2,793          2,836            417            417
Due after five years through ten years                       11,884         12,046         14,069         14,440
Due after ten years                                          54,763         55,895         57,117         58,321
----------------------------------------------------------------------------------------------------------------
                                                            $74,500        $75,886        $79,386        $81,214
================================================================================================================

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For Years Ended December 31, 2003, 2002 and 2001

      The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2003.

                                                                     Less than                    More than
                                                                   twelve months                twelve months
                                                             ------------------------      ------------------------
                                                             Estimated                     Estimated
                                                               fair        Unrealized        fair        Unrealized
(In thousands)                                                 value          loss           value          loss
-------------------------------------------------------------------------------------------------------------------
Held to maturity:
     Trust preferred securities                               $    --          $ --          $1,365          $159

Available for sale:
     U.S. Government and agency obligations                    10,894           106
     Obligations of state and political subdivisions            3,005            34           1,977            46
     Other securities                                              --            --              32            21
-----------------------------------------------------------------------------------------------------------------
          Total temporarily impaired securities               $13,899          $140          $3,374          $226
=================================================================================================================

      Management has the ability to hold these securities for the foreseeable future. The decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as the securities approach maturity dates.

      Proceeds from sales of investment securities designated as available for sale during the year ended December 31, 2003, totaled $7.6 million, resulting in gross realized gains of $314,000 on such sales.

      Proceeds from sales of investment securities designated as available for sale during the year ended December 31, 2002, totaled $31.7 million, resulting in gross realized gains of $268,000 and gross realized losses of $82,000 on such sales.

      Proceeds from the sale of investment securities designated as held-to-maturity during the year ended December 31, 2002, totaled $2.0 million, resulting in a gross realized gain of $129,000 on such sale. The sale followed a significant deterioration of the issuer's creditworthiness such that the securities were deemed by management and a nationally recognized rating organization as less than investment grade.

      Proceeds from sales of investment securities designated as available for sale during the year ended December 31, 2001, totaled $32.5 million, resulting in gross realized gains of $148,000 and gross realized losses of $84,000 on such sales.

      Proceeds from the sale of an investment security designated as held-to-maturity during the year ended December 31, 2001, totaled $1.5 million, resulting in a gross realized loss of $21,000 on such sale. This isolated sale followed a significant deterioration of the issuer's creditworthiness such that the security was deemed by management and a nationally recognized rating organization as less than investment grade.

      At December 31, 2003 and 2002, investment securities with an aggregate book value of $67.6 million and $64.0 million, respectively, were pledged as collateral for public deposits.

      The Company enters into purchases of mortgage-backed securities under agreements to resell substantially identical securities on behalf of some of its deposit customers. Securities purchased under agreements to resell totaled $4.4 million and $5.6 million at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the agreements were scheduled to mature within 90 days and no material amount of agreements to resell securities was outstanding with any individual dealer. Securities purchased under agreement to resell averaged approximately $5.0 million during 2003 and the maximum amount outstanding at any month-end during 2003 was $10.1 million.

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For Years Ended December 31, 2003, 2002 and 2001

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio, including loans held for sale, is as follows at December 31:

(In thousands)                                         2003               2002
--------------------------------------------------------------------------------
Real estate mortgage
     (primarily residential)                         $235,180           $245,794
Installment, net of unearned
     interest of $1.5 million
     and $1.6 million at
     December 31, 2003 and
     2002, respectively                                71,100             72,012
Commercial and other                                  513,848            391,586
Credit card                                             1,729              1,694
--------------------------------------------------------------------------------
          Gross loans                                 821,857            711,086
Less:
     Allowance for loan losses                         10,836              9,142
--------------------------------------------------------------------------------
          Loans receivable - net                     $811,021           $701,944
================================================================================

      The Company's lending efforts have historically focused on real estate mortgages and consumer installment loans, which comprised approximately $306.3 million, or 37%, of the total loan portfolio at December 31, 2003, and approximately $317.8 million, or 45%, of the total loan portfolio at December 31, 2002. In recent years, lending efforts have increasingly focused on commercial loans, generally secured by commercial real estate and equipment, which comprise approximately $513.8 million, or 63%, of the total loan portfolio at December 31, 2003, and approximately $391.6 million, or 55%, of the total loan portfolio at December 31, 2002. Generally, such loans have been underwritten with sufficient collateral or cash down payments to provide the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that real estate values or economic conditions could deteriorate in its primary lending areas within Ohio, thereby impairing collateral values. However, management is of the belief that real estate values and economic conditions in the Company's primary lending areas are presently stable.

      As stated previously, the Company has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $271.4 million, $187.0 million and $143.4 million at December 31, 2003, 2002 and 2001, respectively.

      The activity in the allowance for loan losses is summarized as follows for the years ended December 31:

(In thousands)                           2003            2002            2001
-------------------------------------------------------------------------------
Balance at beginning
     of period                         $  9,142         $ 8,345         $ 7,197
Provision charged to
     operations                           3,347           2,757           2,591
Charge-offs                              (2,152)         (2,563)         (1,826)
Recoveries                                  499             603             383
-------------------------------------------------------------------------------
Balance at end of period               $ 10,836         $ 9,142         $ 8,345
===============================================================================

      At December 31, 2003, 2002 and 2001, the Company had nonaccrual and nonperforming loans totaling approximately $8.1 million, $7.3 million and $5.2 million, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $508,000, $357,000 and $416,000 for the years ended December 31, 2003, 2002 and
2001, respectively.

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For Years Ended December 31, 2003, 2002 and 2001

NOTE D - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are summarized at December 31 as follows:

(In thousands)                            2003          2002
-------------------------------------------------------------
Land and buildings                       $12,741      $11,302
Furniture and equipment                    7,093        5,935
Leasehold improvements                     1,067          773
-------------------------------------------------------------
                                          20,901       18,010
     Less accumulated depreciation
          And amortization                (8,709)      (7,744)
-------------------------------------------------------------
                                         $12,192      $10,266
=============================================================

NOTE E - DEPOSITS

Deposit balances at December 31 are summarized as follows:

                                                                              2003                               2002
                                                                  ---------------------------        ---------------------------
(Dollars in thousands)                                              Amount            Rate             Amount            Rate
--------------------------------------------------------------------------------------------------------------------------------
Deposit type and interest rate range
Demand deposit accounts                                            $ 66,712              --           $ 61,847              --
Savings accounts                                                     48,224            0.42%            44,353            0.88%
NOW accounts                                                         62,033            1.19%            59,359            1.66%
Money market deposit accounts                                         7,644            0.43%             7,558            1.00%
Premium investment accounts                                          35,474            0.93%            40,604            1.26%
Select investment accounts                                           33,426            1.12%            27,896            1.39%
------------------------------------------------------------------------------------------------------------------------------
Total transaction accounts                                          253,513                            241,617
Certificates of deposit
     1.00 - 2.99%                                                   286,245                             95,377
     3.00 - 4.99%                                                   162,541                            296,053
     5.00 - 6.99%                                                    15,447                             30,641
     7.00 - 8.00%                                                        75                                125
------------------------------------------------------------------------------------------------------------------------------
Total certificates of deposit                                       464,308            2.79%           422,196            3.59%
------------------------------------------------------------------------------------------------------------------------------
Total deposits                                                     $717,821            2.04%          $663,813            2.64%
==============================================================================================================================

      The Company had deposit accounts with balances in excess of $100,000 totaling $285.7 million and $227.3 million at December 31, 2003 and 2002, respectively.

      Interest expense on deposits is summarized as follows for the years ended December 31:

(In thousands)                                                                2003              2002             2001
----------------------------------------------------------------------------------------------------------------------
NOW accounts                                                              $     839          $  1,204        $     566
Savings accounts                                                                295               485              774
Money market deposit accounts                                                    56               108              212
Premium investment accounts                                                     411               790            2,182
Select investment accounts                                                      401               459              488
Certificates of deposit                                                      13,575            16,608           21,494
----------------------------------------------------------------------------------------------------------------------
                                                                          $  15,577          $ 19,654        $  25,716
======================================================================================================================

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For Years Ended December 31, 2003, 2002 and 2001

      The contractual maturities of outstanding certificates of deposit are summarized as follows at December 31:

(In thousands)                        2003             2002
-------------------------------------------------------------
Less than one year                  $214,292         $253,872
One year through
     three years                     198,390          128,986
More than three years                 51,626           39,338
-------------------------------------------------------------
                                    $464,308         $422,196
=============================================================

NOTE F - ADVANCES FROM
THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at December 31, 2003 and 2002 by pledges of certain residential mortgage loans totaling $165.9 million and $116.2 million, respectively, and Oak Hill's investment in Federal Home Loan Bank stock, are summarized as follows:

                           Maturing            December 31,
                        in year ended    ----------------------
Interest rate range      December 31,     2003          2002
---------------------------------------------------------------
                                         (Dollars in thousands)
1.46% to 6.50%               2003        $     --      $12,166
0.94% to 8.30%               2004          46,989        4,766
1.85% to 8.10%               2005          11,422        6,422
3.77% to 6.50%               2006           2,990        4,598
4.14% to 7.30%               2007           5,501        5,501
4.29% to 5.30%               2009             564          994
5.15% to 8.02%               2010           6,274        6,463
3.94% to 6.95%               2011          40,571       41,148
        3.09%                2013           4,929           --
        7.62%                2015             850          850
        6.70%                2017             828          864
        5.15%                2018           1,969        2,283
--------------------------------------------------------------
                                         $122,887      $86,055

==============================================================
Weighted-average
     interest rate                           3.39%        4.83%
==============================================================

NOTE G - OTHER BORROWINGS

At December 31, 2002, Action had a note payable to another financial institution totaling $2.7 million. The note matured in 2003, was renewed at a rate of 5.125% maturing in 2006 and at December 31, 2003, had an outstanding balance of $3,050,000. The note is collateralized by a pledge of a portion of the Company's shares of Oak Hill.

      Additionally, MPA has a note payable created in connection with the purchase of a local insurance agency during 2002. At December 31, 2003 and 2002, the note had a balance of $50,000 bearing interest at 6.0% and is scheduled to mature in January 2004.

NOTE H - GUARANTEED PREFERRED
BENEFICIAL INTERESTS IN THE CORPORATION'S
JUNIOR SUBORDINATED DEBENTURES

      In March 2000, a Delaware trust owned by the Company (the "Trust"), issued $5.0 million of mandatorily redeemable debt securities. The debt securities issued by the Trust are included in the Company's regulatory capital, specifically as a component of Tier I capital. The subordinated debentures are the sole assets of the Trust, and the Company owns all of the common securities of the Trust. Interest payments on the debt securities are made semi-annually at an annual fixed interest rate of 10.875% and are reported as a component of interest expense on borrowings.

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For Years Ended December 31, 2003, 2002 and 2001

NOTE I - FEDERAL INCOME TAXES

The provision for federal income taxes differs from that computed at the statutory corporate tax rate for the years ended December 31 as follows:

(In thousands)                                                                        2003              2002             2001
------------------------------------------------------------------------------------------------------------------------------
Federal income taxes computed at the statutory rate                                  $6,611            $5,223           $4,399
Increase (decrease) in taxes resulting from:
     Interest income on municipal loans and obligations of state
          and political subdivisions                                                   (354)             (371)            (299)
     Amortization of goodwill                                                            --                --               11
     Nondeductible merger-related expenses                                               --                 2               44
     Other                                                                                9                (3)             (22)
------------------------------------------------------------------------------------------------------------------------------
Federal income tax provision per consolidated financial statements                   $6,266            $4,851           $4,133
==============================================================================================================================

      The computation of the Company's net deferred tax asset at December 31 is as follows:

(In thousands)                                                                                      2003                2002
------------------------------------------------------------------------------------------------------------------------------
Taxes (payable) refundable on temporary differences at statutory rate:
Deferred tax assets:
     Book/tax difference of allowance for loan losses                                              $ 3,793             $ 3,108
     Deferred compensation benefits                                                                     95                  97
     Impairment losses                                                                                  --                  49
     Other                                                                                               4                  31
------------------------------------------------------------------------------------------------------------------------------
          Total deferred tax assets                                                                  3,892               3,285
Deferred tax liabilities:
     Deferred loan origination costs                                                                  (680)               (415)
     Federal Home Loan Bank stock dividends                                                           (959)               (857)
     Unrealized gains on securities designated as available for sale                                  (471)               (622)
     Book/tax difference of depreciation                                                                --                (131)
     Mortgage servicing rights                                                                      (1,044)               (611)
     Mark-to-market adjustment                                                                          --                 (85)
     Book/tax difference on bad debt reserves                                                           --                  (2)
     Impairment recoveries                                                                            (114)                 --
     Other                                                                                             (35)                (23)
------------------------------------------------------------------------------------------------------------------------------
          Total deferred tax liabilities                                                            (3,303)             (2,746)
------------------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                                             $   589             $   539
==============================================================================================================================

      The Company has not recorded a valuation allowance for any portion of the net deferred tax asset at December 31, 2003 and 2002, based on the amount of income taxes subject to recovery in carryback years.

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For Years Ended December 31, 2003, 2002 and 2001

NOTE J -- RELATED PARTY TRANSACTIONS

In the normal course of business, the Company has made loans to its directors, officers, and their related business interests. In the opinion of management, such loans are consistent with sound banking practices and are within applicable regulatory lending limitations. The balance of such loans outstanding at December 31, 2003, 2002 and 2001 totaled approximately $5.2 million, $5.0 million and $1.1 million, respectively.

      The Company had also received demand and time deposits from directors, officers and their related business interests of approximately $10.5 million, $12.4 million and $10.1 million at December 31, 2003, 2002 and 2001, respectively.

NOTE K -- EMPLOYEE BENEFIT PLANS

The Company has a profit-sharing and 401(k) plan covering all employees who have attained the age of twenty-one and completed three months of continuous service. The profit-sharing plan is non-contributory and contributions to the plan are made at the discretion of the Board of Directors. The Company contributed $300,000, $250,000 and $300,000 to the plan for the years ended December 31, 2003, 2002 and 2001, respectively.

      The 401(k) plan allows employees to make voluntary, tax-deferred contributions of up to 15% of their base annual compensation. The Company provides, at its discretion, a 50% matching of funds for each participant's contribution, subject to a maximum of 6% of base compensation. The Company's matching contributions under the 401(k) plan totaled $285,000, $260,000 and $166,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE L -- COMMITMENTS

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.

      The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

      At December 31, 2003, the Company had outstanding commitments of approximately $35.9 million to originate residential and commercial loans. Also, the Company had unused lines of credit and letters of credit totaling approximately $117.6 million and $12.0 million, respectively, as of December 31, 2003. In the opinion of management, outstanding loan commitments equaled or exceeded prevalent market interest rates as of December 31, 2003, such commitments were underwritten in accordance with normal loan underwriting policies, and all disbursements will be funded via normal cash flow from operations and existing excess liquidity.

      The Company has also entered into lease agreements for office premises and equipment under operating leases which expire at various dates through 2009. The following table summarizes minimum payments due under lease agreements by year:

Year ending
December 31,                           (Dollars in thousands)
-------------------------------------------------------------
2004                                          $  667
2005                                             540
2006                                             487
2007                                             353
2008 through 2009                                294
-------------------------------------------------------------
                                              $2,341
=============================================================

      Total rent expense under operating leases was $741,000, $588,000 and $458,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE M -- REGULATORY CAPITAL

Oak Hill is subject to the regulatory capital requirements of the Federal Deposit Insurance Corporation (the "FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on Oak Hill's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Oak Hill must meet specific capital guidelines that involve quantitative measures of Oak Hill's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Oak Hill's capital accounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For Years Ended December 31, 2003, 2002 and 2001

      The FDIC has adopted risk-based capital guidelines to which Oak Hill is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance-sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

      These guidelines divide the capital into two tiers. The first tier ("Tier 1") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier 2") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt, and the allowance for loan losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital (the sum of Tier 1 and Tier 2 capital) ratio of 8%, of which 4% must be Tier 1 capital. The FDIC may, however, set higher capital requirements when particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above minimum required levels.

      During the year ended December 31, 2003, Oak Hill was notified by its primary federal regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" Oak Hill must maintain minimum Tier 1 capital, total risk-based capital, and Tier 1 leverage ratios of 6%, 10%, and 5%, respectively. At December 31, 2003, Oak Hill was well-capitalized.

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For Years Ended December 31, 2003, 2002 and 2001

      As of December 31, 2003 and 2002, management believes that Oak Hill has met all of the capital adequacy requirements to which it is subject. Oak Hill's Tier 1 capital, total risk-based capital, and Tier 1 leverage ratios at December 31, 2003 and 2002 are set forth in the following tables:

                                                                           As of December 31, 2003
                                     ----------------------------------------------------------------------------------------------
                                                                                                                  To be "well
                                                                                                              capitalized" under
                                                                               For capital                     prompt corrective
                                              Actual                        adequacy purposes                  action provisions
(Dollars in thousands)               Amount             Ratio           Amount             Ratio           Amount             Ratio
-----------------------------------------------------------------------------------------------------------------------------------
Total capital                        $80,437            10.2%           $63,387         >/= 8.0%           $79,234        >/= 10.0%
     (to risk-weighted assets)
Tier 1 capital                       $70,526             8.9%           $31,693         >/= 4.0%           $47,540        >/=  6.0%
     (to risk-weighted assets)
Tier 1 leverage ratio                $70,526             7.8%           $36,112         >/= 4.0%           $45,140        >/=  5.0%

                                                                           As of December 31, 2002
                                     ----------------------------------------------------------------------------------------------
                                                                                                                  To be "well
                                                                                                              capitalized" under
                                                                               For capital                     prompt corrective
                                              Actual                        adequacy purposes                  action provisions
(Dollars in thousands)               Amount             Ratio           Amount             Ratio           Amount             Ratio
-----------------------------------------------------------------------------------------------------------------------------------
Total capital                        $71,360            10.9%           $52,467         >/= 8.0%           $65,584        >/= 10.0%
     (to risk-weighted assets)
Tier 1 capital                       $63,157             9.6%           $26,233         >/= 4.0%           $39,350        >/=  6.0%
     (to risk-weighted assets)
Tier 1 leverage ratio                $63,157             7.6%           $33,414         >/= 4.0%           $41,767        >/=  5.0%

      The Company's management believes that under the current regulatory capital regulations Oak Hill will continue to meet it's minimum capital requirements in the foreseeable future. However, events beyond the control of the Company, such as increased interest rates or a downturn in the economy in Oak Hill's primary market areas, could adversely affect future earnings and consequently, the ability to meet future minimum regulatory capital requirements.

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For Years Ended December 31, 2003, 2002 and 2001

NOTE N -- OAK HILL FINANCIAL, INC. CONDENSED FINANCIAL INFORMATION

The following condensed financial statements summarize the financial position of Oak Hill Financial, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years ended December 31, 2003, 2002 and 2001.

Oak Hill Financial, Inc.
CONDENSED STATEMENTS OF
FINANCIAL CONDITION

                                                              December 31,
                                                       -------------------------
(In thousands)                                           2003              2002
--------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                $   666           $   596
Interest-bearing deposits in
     Oak Hill Banks                                      6,263             2,171
Investment in Oak Hill Banks                            71,915            64,735
Investment in Action Finance Co.                         2,649             2,493
Investment in Oak Hill Capital
     Trust I                                               155               155
Investment in MPA                                        1,178               744
Investment in Oak Hill Title LLC                            15                15
Office premises and
     equipment - net                                     2,302             1,827
Prepaid expenses and other assets                        1,673             1,531
--------------------------------------------------------------------------------
     Total assets                                      $86,816           $74,267
================================================================================

LIABILITIES AND
STOCKHOLDERS' EQUITY

Oak Hill Financial, Inc.
Accrued expenses and other
     liabilities                                    $  1,725           $  2,223
Minority interests                                         8                  8
Guaranteed preferred beneficial
     interests in the Corporation's
     junior subordinated debentures                    5,155              5,155
-------------------------------------------------------------------------------
     Total liabilities                                 6,888              7,386
Stockholders' equity
     Common stock                                      2,797              2,797
     Additional paid-in capital                        5,704              5,113
     Retained earnings                                70,844             61,236
     Less cost of treasury stock                        (332)            (3,471)
     Unrealized gains on
          securities designated as
          available for sale, net of
          related tax effects                            915              1,206
-------------------------------------------------------------------------------
     Total stockholders' equity                       79,928             66,881
-------------------------------------------------------------------------------
     Total liabilities and
          stockholders' equity                      $ 86,816           $ 74,267
===============================================================================

CONDENSED STATEMENTS OF EARNINGS

                                                Year ended December 31,
                                      -----------------------------------------
(In thousands)                          2003             2002            2001
-------------------------------------------------------------------------------
REVENUE
Interest income                       $     24         $     32         $    34
Other income                                10                6               9
Equity in earnings of
     subsidiaries                       13,306           11,144           9,630
--------------------------------------------------------------------------------
     Total revenue                      13,340           11,182           9,673
EXPENSES
Interest expense                           578              578             566
Loss on disposal of assets                  --               --              34
General and
     administrative                        498              644             818
--------------------------------------------------------------------------------
     Total expenses                      1,076            1,222           1,418
--------------------------------------------------------------------------------
     Earnings before
          federal income
          tax credits                   12,264            9,960           8,255
Federal income
          tax credits                     (314)            (380)           (467)
--------------------------------------------------------------------------------
      NET EARNINGS                    $ 12,578         $ 10,340         $ 8,722
================================================================================

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For Years Ended December 31, 2003, 2002 and 2001

Oak Hill Financial, Inc.
CONDENSED STATEMENTS OF CASH FLOWS

                                                                                   Year Ended December 31,
                                                                          -----------------------------------------
(In thousands)                                                              2003             2002            2001
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net earnings for the year                                            $ 12,578         $ 10,340         $ 8,722
     Adjustments to reconcile net earnings to net cash provided by operating activities:
               Undistributed earnings of consolidated subsidiaries          (7,444)          (8,360)         (5,213)
               Depreciation of office premises and equipment                   228              147              94
               Loss on disposal of assets                                       --               --              34
               Tax benefit of stock options exercised                          802              266               2
               Increase (decrease) in cash due to changes in:
                    Prepaid expenses and other assets                         (759)            (844)            277
                    Other liabilities                                         (498)             (53)          1,483
-------------------------------------------------------------------------------------------------------------------
                         Net cash provided by operating activities           4,907            1,496           5,399
CASH FLOWS FROM INVESTING ACTIVITIES:
     Investment in Oak Hill Banks                                               --               (5)           (500)
     Investment in Oak Hill Title LLC                                           --               --             (15)
     Purchase of office premises and equipment                                (703)            (513)           (653)
     (Increase) decrease in interest-bearing deposits                       (4,092)             488          (1,456)
-------------------------------------------------------------------------------------------------------------------
                         Net cash used in investing activities              (4,795)             (30)         (2,624)
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from exercise of stock options                                 2,928            1,269             299
     Proceeds from sale of treasury stock                                       --               --             480
     Purchase of treasury stock                                                 --               --          (1,030)
     Dividends on common shares                                             (2,970)          (2,610)         (2,321)
-------------------------------------------------------------------------------------------------------------------
                         Net cash used in financing activities                 (42)          (1,341)         (2,572)
-------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                       70              125             203
Cash and cash equivalents at beginning of year                                 596              471             268
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                  $    666         $    596         $   471
===================================================================================================================

NOTE O -- SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE

Obligations for securities sold under agreements to repurchase were collateralized at December 31, 2003 and 2002 by investment securities with a book value including accrued interest of approximately $4.7 million and $6.4 million and a market value of approximately $4.8 million and $6.5 million, respectively. The maximum balance of repurchase agreements outstanding at any month-end during the years ended December 31, 2003 and 2002 was $10.1 million and $5.6 million, respectively, and the average month-end balance outstanding for 2003 and 2002 was approximately $5.0 million and $4.2 million, respectively.

Oak Hill Financial, Inc.
Notes to Consolidated Financial Statements
For Years Ended December 31, 2003, 2002 and 2001

NOTE P - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Company's quarterly results for the years ended December 31, 2003 and 2002.

2003
                                                                  Three Months Ended
                                                --------------------------------------------------------
(In thousands, except per share data)           March 31,       June 30,    September 30,   December 31,
--------------------------------------------------------------------------------------------------------
Total interest income                            $13,740        $13,776        $13,475        $14,179
Total interest expense                             5,320          5,141          5,003          5,004
-----------------------------------------------------------------------------------------------------
Net interest income                                8,420          8,635          8,472          9,175
Provision for losses on loans                        509          1,031            966            841
Other income                                       2,404          3,052          3,302          2,780
General, administrative and other expense          5,904          6,057          5,946          6,142
-----------------------------------------------------------------------------------------------------
Earnings before income taxes                       4,411          4,599          4,862          4,972
Federal income taxes                               1,432          1,490          1,608          1,736
-----------------------------------------------------------------------------------------------------
Net earnings                                     $ 2,979        $ 3,109        $ 3,254        $ 3,236
=====================================================================================================
Basic earnings per share                         $   .55        $   .57        $   .59        $   .58
=====================================================================================================
Diluted earnings per share                       $   .54        $   .55        $   .57        $   .57
=====================================================================================================

2002
                                                                 Three Months Ended
                                                --------------------------------------------------------
(In thousands, except per share data)           March 31,      June 30,     September 30,   December 31,
--------------------------------------------------------------------------------------------------------
Total interest income                            $14,237        $14,451        $14,247        $14,287
Total interest expense                             6,446          6,250          6,116          5,912
-----------------------------------------------------------------------------------------------------
Net interest income                                7,791          8,201          8,131          8,375
Provision for losses on loans                        460            587            605          1,105
Other income                                       1,795          1,781          1,971          2,566
General, administrative and other expense          5,411          5,562          5,539          6,151
-----------------------------------------------------------------------------------------------------
Earnings before income taxes                       3,715          3,833          3,958          3,685
Federal income taxes                               1,184          1,217          1,267          1,183
-----------------------------------------------------------------------------------------------------
Net earnings                                     $ 2,531        $ 2,616        $ 2,691        $ 2,502
=====================================================================================================
Basic earnings per share                         $   .48        $   .49        $   .50        $   .47
=====================================================================================================
Diluted earnings per share                       $   .47        $   .48        $   .49        $   .46
=====================================================================================================

NOTE Q - SUBSEQUENT EVENTS

On February 26, 2004, the Board of Directors of the Company authorized the repurchase of up to 300,000 shares, or approximately 5.4 percent, of the Company's outstanding common stock through open market or privately negotiated transactions. The repurchased shares will be will be used for general corporate purposes, including mitigating the potentially dilutive effect of the Company's stock compensation plan.

Report of Independent Certified Public Accountants

                                                           Grant Thornton [LOGO]

Accountants and Business Advisors

Board of Directors
Oak Hill Financial, Inc.

      We have audited the accompanying consolidated statements of financial condition of Oak Hill Financial, Inc. as of December 31, 2003 and 2002 and the related consolidated statements of earnings, stockholders' equity, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oak Hill Financial, Inc. as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


/s/ Grant Thornton LLP

Cincinnati, Ohio
January 23, 2004 (except for Note Q, for which the date is February 26, 2004)

Suite 900
625 Eden Park Drive
Cincinnati OH 45202-4181
T 513.762-5000
F 513.241.6125
W 513.241.6125

Grant Thornton LLP
US Member of Grant Thornton International

Management Promotions and Additions

R. E. "Gene" Coffman, Jr. was named Chief Executive Officer of Oak Hill Financial effective January 1, 2004. He retained the President's title in his new position. A 30-year financial industry veteran, Gene joined the company in 1996. From 1999 to 2002, he served as President and CEO of our former Towne Bank subsidiary, which was merged into Oak Hill Banks in late 2002. He has also served as an Executive Vice President, Senior Vice President, and Area President for Oak Hill Banks.

Richard K. Patrick rejoined the company and was named President and Chief Executive Officer of Oak Hill Financial Insurance Agency (formerly Innovative Financial Services). One of the co-founders of Innovative, an employee benefits agency acquired by Oak Hill Financial in 2001, Rick brings over 25 years of insurance and employee benefits experience to this key position.

There were several other key management promotions within the company. At Oak Hill Banks, Connie S. Freeman and Ronald G. Hayes were promoted to Regional Vice President, Gerald J. Cox was promoted to Area President, and Joseph R. Givens, Pamela G. Jones, Jason W. Leyda, and Robert O. Ward were promoted to Vice President. All of these individuals have been major contributors to our success, and their promotions are very well deserved.

Finally, we further strengthened our management team with the addition of David
T. Brown and John P. Owens as Vice Presidents of Oak Hill Banks and Robert L. Lawson as Director of Information Technology at Oak Hill Financial.

Directors

Oak Hill Financial, Inc.

R. E. Coffman, Jr.
President & CEO, Oak Hill Financial, Inc.

Evan E. Davis
Chairman, Oak Hill Banks

Barry M. Dorsey, Ed.D.
President, University of Rio Grande and
  Rio Grande Community College

John D. Kidd
Chairman, Oak Hill Financial, Inc.

D. Bruce Knox
Chief Information Officer, Oak Hill Financial, Inc.

Candice DeClark Peace
Partner, Clark, Schaefer, Hackett & Co.

Donald R. Seigneur
Partner, Whited Seigneur Sams & Rahe, CPAs

William S. Siders
Retired Bank Executive

H. Grant Stephenson
Partner, Porter, Wright, Morris & Arthur

Neil S. Strawser
President, Parrott and Strawser Properties, Inc.

Donald P. Wood
President, Don Wood Automotive, Inc.

AFFILIATE DIRECTORS

OAK HILL BANKS

Miles R. Armentrout

Darrell D. Boggs

R. E. Coffman, Jr.

Ron J. Copher

Evan E. Davis (Chairman)

Scott J. Hinsch, Jr.

John D. Kidd

David G. Ratz

ACTION FINANCE COMPANY

R. E. Coffman, Jr. (Chairman)

Ron J. Copher

Evan E. Davis

Robert H. Huchison

John D. Kidd

David G. Ratz

OAK HILL FINANCIAL INSURANCE AGENCY, INC.

R. E. Coffman, Jr. (Chairman)

Ron J. Copher

Evan E. Davis

John D. Kidd

Richard K. Patrick

David G. Ratz

OFFICERS & MANAGERS

OAK HILL FINANCIAL, INC.

John D. Kidd
Chairman

R. E. Coffman, Jr. President & CEO

David G. Ratz
Executive Vice President & COO

Scott J. Hinsch, Jr.
Vice President

H. Tim Bichsel
Secretary

Ron J. Copher
Chief Financial Officer & Treasurer

D. Bruce Knox
Chief Information Officer

C. Dale Gahm
Senior Compliance Officer

Wayne B. Lindstedt
Senior Loan Review Officer

Joseph L. Michel
Senior Risk Management Officer

Connie L. King
Director of EDP

Gail S. Wilson
Personnel Administrator

Melissa R. Gilliland
Branch Systems Manager

Greta J. Hale
EDP Manager

Brian T. Moore
Accounting Manager

David T. Kent
Loan Review Officer

OAK HILL BANKS

Evan E. Davis
Chairman

Scott J. Hinsch, Jr.
President & CEO

Miles R. Armentrout
Regional President

Darrell D. Boggs
Regional President & Cashier

John L. Cornett
Senior Vice President

Daniel L. Dobbins
Senior Vice President

Jerry L. Gore
Senior Vice President

Micheal W. Lander
Senior Vice President

Fred K. Mavis
Senior Vice President

J. David McFarland
Senior Vice President & Secretary

Terry L. Franklin
Regional Vice President

Connie S. Freeman
Regional Vice President

Ronald G. Hayes
Regional Vice President

Timothy W. Brown
Area President

Gerald J. Cox
Area President

Jeffrey M. Doles
Area President

Daniel E. Mooney
Area President

Joseph M. Adams
Vice President

Karen S. Adams
Vice President

David T. Brown
Vice President

Denise L. Brown
Vice President

Joseph R. Givens
Vice President

Jason T. Henry
Vice President

Pamela G. Jones
Vice President

Jason W. Leyda
Vice President

Deborah M. Meyer
Vice President

Lori A. Michael
Vice President

Mikeal V. Mullins
Vice President

John P. Owens
Vice President

Robert O. Ward
Vice President

Linda F. Bachtel
Assistant Vice President

Joseph A. Barlow
Assistant Vice President

David E. Barney
Assistant Vice President

Lea Anne Brown
Assistant Vice President

Bruce A. Crabtree
Assistant Vice President

Sandra L. Crall
Assistant Vice President

Robert W. Hater
Assistant Vice President

Connie S. Hendren
Assistant Vice President

Paula L. Henderson
Assistant Vice President

D. Dean Henry
Assistant Vice President

Rebecca A. Hughes
Assistant Vice President

Melanie R. Isble
Assistant Vice President

Roger P. Mersch
Assistant Vice President

Elaine R. Prater
Assistant Vice President

Clara G. Ridgeway
Assistant Vice President

David R. Sassenger
Assistant Vice President

Pamela K. Shaw
Assistant Vice President

Roxanne R. Swann
Assistant Vice President

Mark J. Swartz
Assistant Vice President

Margo V. Swisher
Assistant Vice President

Christopher A. Vaughan
Assistant Vice President

Rhonda S. Welch
Assistant Vice President

James A. Younkin
Assistant Vice President

Ed K. Cunningham
Loan Officer

Karen S. Rapp
Operations Officer

Ann R. Dennison
Banking Officer

Callie E. Duhl
Banking Officer

Margaret L. Hartley
Banking Officer

Deborah L. Montavon
Banking Officer

Sheri L. Sturgill
Banking Officer

Alan G. Grauvogel
Security Officer

ACTION FINANCE COMPANY

Robert H. Huchison
President & CEO

Michele L. Phillips
Vice President

Ron J. Copher
Secretary

David G. Ratz
Treasurer

Charity L. Cash
Branch Manager

George V. Humphreys
Branch Manager

Charlene W. Jacobs
Branch Manager

Ruth Anne Kimberly
Branch Manager

Daniel K. Spencer
Branch Manager

Peggy L. Watson
Branch Manager

OAK HILL FINANCIAL INSURANCE AGENCY, INC.

Richard K. Patrick
President & CEO

Robin H. Fowler
Vice President

Sharon L. Gahm
Vice President & Secretary

Ron J. Copher
Chief Financial Officer

OAK HILL TITLE AGENCY, LLC

Fred K. Mavis
President & CEO

Stephen L. Oliver
Vice President

Darrell D. Boggs
Secretary

Ron J. Copher
Treasurer

LOCATIONS (all locations in Ohio)

OAK HILL FINANCIAL, INC.

14621 State Route 93, Jackson (1)

OAK HILL BANKS

505 Richland Ave., Athens

213 Columbus Rd. Athens (2)

4811 Cooper Rd., Blue Ash

1033 S. Main St, Centerville

49 E. Water St., Chillicothe

1470 North Bridge St., Chillicothe

8620 Beechmont Ave., Cincinnati

5681 Rapid Run Rd., Cincinnati

1210 N. Court St., Circleville

445 E. Main St., Columbus (2)

660 Wessel Dr., Fairfield (2)

310 S. Main St., Franklin

500 3rd Avenue, Gallipolis

120 Twin Oaks Dr., Jackson (1)

300 E. Main St., Jackson

975 E. Main St., Jackson

100 Wal-Mart Dr., Jackson

399 W. Front St., Logan

6501 Mason-Montgomery Rd., Mason

717 Reading Rd., Mason (1)

115 W. Main St., McArthur

4421 Roosevelt Blvd., Middletown

201 S. Front St., Oak Hill

410 N. Front St., Oak Hill (3)

924 Gallia St., Portsmouth

307 State St., Proctorville

206 Church St., Richmond Dale

715 W. State St., Trenton

109 N. Ohio Ave., Wellston

2331 Galena Pike, West
Portsmouth

7920 Ohio River Rd.,
Wheelersburg

ACTION FINANCE COMPANY

1005 E. State St., Athens

112 West Main St., Circleville

212 Eastern Ave., Gallipolis

14621 State Route 93, Jackson (1)

731 E. Main St., Jackson

917 Gallia St., Portsmouth

110 N. Manchester St.,
West Union

OAK HILL FINANCIAL INSURANCE AGENCY, INC.

135 E. Huron St., Jackson(1)

OAK HILL TITLE AGENCY

120 Twin Oaks Dr., Jackson (1)

(1)   Administrative office

(2)   Loan office only

(3)   Drive-thru only

STOCKHOLDER INFORMATION

The common stock of Oak Hill Financial, Inc. (the "Company") is traded on the Nasdaq National Market System under the symbol "OAKF".

The high and low sales price for Oak Hill Financial common stock during each quarter of 2003 and 2002 is as follows:

Quarter
 Ended                        High         Low
------------------------------------------------
12/31/03                    $33.800      $28.400
 9/30/03                     30.000       24.900
 6/30/03                     25.900       23.520
 3/31/03                     24.770       21.230
12/31/02                     22.390       20.150

 9/30/02                     22.390       21.000
 6/30/02                     22.790       19.590
 3/31/02                     21.000       15.600

At February 26, 2004, the Company had approximately 2,300 stockholders and 5,609,086 shares of common stock outstanding.

DIVIDENDS

The ability of the Company to pay cash dividends to stockholders is limited by its ability to receive dividends from its subsidiaries. The State of Ohio places certain limitations on the payment of dividends by Ohio state-chartered banks.

The Company declared the following quarterly cash dividends in 2003 and 2002:

Quarter                          Dividend
 Ended                           Per Share
------------------------------------------
12/31/03                           $0.15
 9/30/03                            0.13
 6/30/03                            0.13
 3/31/03                            0.13
12/31/02                            0.13
 9/30/02                            0.12
 6/30/02                            0.12
 3/31/02                            0.12

Future cash and stock dividends will be subject to determination and declaration by the Board of Directors and will consider, among other factors, the Company's financial condition and results of operations, investment opportunities, capital requirements and regulatory limitations.

STOCK TRANSFER AGENT

Inquiries regarding stock transfer, registration, lost certificates, or changes in name and address should be directed in writing to the Company's stock transfer agent:

                       The Registrar and Transfer Company
                                10 Commerce Drive
                             Cranford, NJ 07016-3572
                                 (800) 456-0596

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of Oak Hill Financial, Inc. will be held on April 13, 2004, at 1:00 p.m. at the Ohio State University Extension South District Office, 17 Standpipe Road, Jackson, Ohio (the Extension Office is located just off State Route 93, 1.7 miles south of Jackson).

ANNUAL REPORT ON FORM 10-K

A copy of Oak Hill Financial, Inc.'s annual report on Form 10-K as filed with the Securities and Exchange Commission is available without charge upon written request directed to:

                                  David G. Ratz
                             Chief Operating Officer
                            Oak Hill Financial, Inc.
                              14621 State Route 93
                                Jackson, OH 45640
                                 dratz@oakf.com

(inside back cover)

(Photo captions - with photos of directors)

(standing) Donald R. Seigneur, D. Bruce Knox, (seated) John D. Kidd

(standing) William S. Siders, H. Grant Stephenson, (seated) Evan E. Davis, Neil
S. Strawser

R. E. Coffman, Jr., Barry M. Dorsey, Donald P. Wood

Not available for picture: Candice DeClark Peace